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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2003
Or
/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number: 0-29572

Gucci Group N.V.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant's name into English)	The Netherlands (Jurisdiction of incorporation or organization)

Rembrandt Tower Amstelplein 1
HA 1096 Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, nominal value	New York Stock Exchange and
€ 1.02 per share	Euronext Amsterdam stock exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares:	100,235,251 as of January 31, 2003
Nominal value:	€ 1.02 per common share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	/x/	No	/ /

Indicate by check mark which financial statements item the registrant has elected to follow:

Item 17	/ /	Item 18	/x/

i

Table of Contents
(Continued)

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3. KEY INFORMATION

        Gucci Group (the "Group"; the "Company") is one of the world's leading multi-brand luxury goods companies. Through its brands, Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga, the Group designs, produces and distributes high-quality personal luxury items, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group's retail network includes directly operated stores throughout the world, while wholesale includes franchise stores and points of sale in select duty free, department and specialty stores.

        The Company's operating activities are divided into five segments: (1) Gucci Fashion and Accessories; (2) Gucci Group Watches; (3) Yves Saint Laurent; (4) YSL Beauté; and (5) Other Operations. A detailed discussion of the Company's businesses appears in the Report of the Management Board, pages 63-81, in the 2002 Annual Report to Shareholders ("2002 Annual Report"), incorporated by reference herein.

  •
  Gucci Fashion and Accessories produces and distributes leather goods (handbags; small leather goods; luggage), ready-to-wear, shoes, ties and scarves and jewelry. All merchandise is produced nearly exclusively in Italy and is sold primarily through directly operated stores as well as through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty stores throughout the world. Gucci's licensees manufacture and distribute eyewear and perfume.

  •
  Gucci Group Watches produces in Switzerland and distributes globally Gucci, Yves Saint Laurent, Bédat & Co. and Boucheron brand watches. Gucci Group Watches operates distribution affiliates in major markets and sells to a select number of national distributors and high-end watch and department stores around the world.

  •
  Yves Saint Laurent products include principally women's and men's ready-to-wear, leather goods and shoes sold under the Rive Gauche label. Yves Saint Laurent distributes through directly operated and franchised stores throughout the world and through points of sale in select department and specialty stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men's apparel, accessories and eyewear.

  •
  YSL Beauté manufactures and distributes Yves Saint Laurent brand perfumes and cosmetics, Roger & Gallet brand toiletries, Alexander McQueen and Stella McCartney brand fragrances as well as perfumes under license for Oscar de la Renta, Van Cleef & Arpels and Fendi and, as of 2003, for Ermenegildo Zegna. YSL Beauté is fully integrated, with manufacturing facilities in France and 17 distribution affiliates. YSL Beauté sells to select department and specialty stores and duty free retailers and uses distributors to reach the smaller markets not covered by its affiliates.

  •
  Other Operations include individually less material businesses. The segment is comprised of Sergio Rossi, Boucheron, Bottega Veneta, Emerging Brands and Industrial Operations.

  •
  Sergio Rossi is a leading Italian designer, producer and distributor of luxury women's footwear. In addition to women's shoes, Sergio Rossi produces and distributes handbags and men's footwear. Sergio Rossi sells through directly operated stores, franchisees, and points of sale in select department and specialty stores.

  •
  Boucheron products include fine jewelry (haute joaillerie; joaillerie; and bijoux), prestige watches and perfumes. Boucheron sells jewelry exclusively through directly operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its directly operated stores and select department and specialty stores. As of 2003, YSL Beauté manages all aspects of Boucheron perfume activities, including marketing, distribution and the coordination of the international subsidiaries and distributors. The image of Boucheron perfumes continues to be managed by Boucheron's management and design team in coordination with the development of jewelry and watches.

  •
  Bottega Veneta is a leading Italian designer, producer and distributor of luxury leather goods, shoes and ready-to-wear. Bottega Veneta's principal product lines include women's handbags and sacks, of which the woven intrecciato is the most well-known. Starting in 2003, Bottega Veneta has granted a license for eyewear.

  •
  The Group's Emerging Brands include Stella McCartney, Alexander McQueen and Balenciaga. Smaller than the Group's other brands, these businesses sell primarily women's ready-to-wear and accessories through select department and specialty stores and a limited number of directly operated stores. In 2003, YSL Beauté will produce and distribute Stella McCartney and Alexander McQueen perfumes.

  •
  Industrial Operations include principally four Italian shoe producers, two leather tanneries and a jewelry manufacturing facility. These businesses supply products and raw materials to the Group and third parties and provide expertise in strategically important product areas.

A. Selected Financial Data

        Certain selected financial data is set forth on pages 6 and 7 of the Company's 2002 Annual Report. The revenue and earnings data for 2002, 2001 and 2000 and the balance sheet data at January 31, 2003 and January 31, 2002 are derived from the Audited Consolidated Financial Statements in the 2002 Annual Report. The revenue, earnings and balance sheet data related to prior years are derived from Audited Consolidated Financial Statements in previously published annual reports. As of February 1, 2002 the Company adopted the Euro as its reporting currency (see note 3 to the Audited Consolidated Financial Statements in the 2002 Annual Report).

        IAS—Selected Financial Data 2002-19981 (€2 million, except per share and share amounts)

	2002	2001	2000	1999	1998*
Revenues	2,544.3	2,565.1	2,461.3	1,173.8	898.1
Gross Profit	1,742.2	1,791.7	1,709.5	789.1	597.0
Goodwill & Trademark Amortization	126.4	130.2	90.7	9.0	5.5
Operating Profit	179.4	268.4	354.4	250.4	206.8
Net Income	226.8	312.5	366.9	313.7	168.0
Net Income per share	2.21	3.08	3.61	3.31	2.83
Dividend per share	0.50	US$0.50	US$0.50	US$0.45	US$0.40
Number of shares[3] (mn)	102.423	101.524	101.591	94.869	59.499

	Jan 31, 2003	Jan 31, 2002	Jan 31, 2001	Jan 31, 2000	Jan 31, 1999

Current Assets	4,366.4	4,197.7	4,327.5	3,746.2	473.6
Current Liabilities	1,380.0	1,543.7	878.1	1,061.5	245.4
Long-term Debt	1,202.4	824.4	981.3	146.2	15.2
Net Assets[4]	4,736.0	4,624.3	4,449.6	3,948.2	510.0
Shareholders' Equity	4,671.4	4,558.4	4,425.9	3,943.8	507.0
Total Assets	7,780.6	7,453.0	6,778.3	5,668.5	803.0

U.S. GAAP—Selected Financial Data 2002-19981 (€2 million, except per share and share amounts)

	2002	2001	2000	1999	1998*
Revenues	2,551.8	2,556.7	2,441.4	1,195.7	898.1
Gross Profit	1,749.8	1,783.4	1,709.6	806.2	597.0
Goodwill & Trademark Amortization	21.5	87.6	57.1	9.0	5.5
Operating Profit	244.0	172.7	365.7	257.0	206.8
Net Income	379.5	199.3	441.8	302.9	155.8
Net Income per share	3.70	1.96	4.35	3.19	2.62
Dividend per share	0.50	US$0.50	US$0.50	US$0.45	US$0.40
Number of shares[3] (mn)	102.423	101.524	101.591	94.869	59.499

	Jan 31, 2003	Jan 31, 2002	Jan 31, 2001	Jan 31, 2000	Jan 31, 1999

Current Assets	4,335.7	4,167.7	4,313.0	3,718.5	455.4
Current Liabilities	1,380.0	1,543.7	911.9	1,060.6	245.2
Long-term Debt	1,202.4	824.4	981.3	146.2	15.2
Net Assets[4]	4,916.2	4,723.6	4,531.4	3,921.3	492.0
Shareholders' Equity	4,849.9	4,657.7	4,507.7	3,915.7	489.0
Total Assets	8,041.1	7,615.3	6,903.3	5,640.8	784.7

(1)
Fiscal years 2002, 2001, 2000, 1999 and 1998 ended on January 31, 2003, 2002, 2001, 2000 and 1999, respectively.
(2)
The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. In order to facilitate comparisons between the Group's financial statements before and after January 31, 2002, the Group translated previous years' US Dollar balances to the Euro.
(3)
Fully diluted weighted average number of common shares.
(4)
Total assets net of total liabilities.

(*)
Because the Euro came into effect as of January 1, 1999, it is not possible to translate the Group's fiscal 1998 statement of income into Euros from US Dollars using the year average €/US$ rate. However, to facilitate comparisons with subsequent years, the fiscal year 1998 statement of income was translated into Euros using the January 1999 month average, US$ 1.1608 to € 1.000.

        The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes (prepared on the basis described in Note 3 to the Consolidated Financial Statements) appearing on pages 116 through 183 of the 2002 Annual Report and in conjunction with the Report of the Management Board appearing on pages 52 through 115 of the 2002 Annual Report.

        The Company's Consolidated Financial Statements have been prepared in accordance with International Accounting Standards ("IAS"), which in certain respects differ from United States Generally Accepted Accounting Principles ("U.S. GAAP"). The principal differences between IAS and U.S. GAAP in relation to the Gucci Group as well as the reconciliation of the Company's net income and shareholders' equity to U.S. GAAP from IAS are presented in Note 23 to the Consolidated Financial Statements appearing on pages 166 to 176 of the 2002 Annual Report.

Exchange Rate Information

        The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. The selected financial data contained in the 20-F related to the first quarter of 2003 (for the period ended April 30, 2003) is denominated in Euro.

        The noon buying rate certified by the Federal Reserve Bank of New York for customs purposes in New York City for cable transfers (the "Noon Buying Rate") payable in Euro on July 1, 2003 was US$ 1.1580 to € 1.000. The following table shows the high and low Noon Buying Rate for the periods and dates indicated, expressed in US Dollars per one Euro:

US Dollars per one Euro

Month (2003)	High	Low
June	1.1870	1.1423
May	1.1853	1.1200
April	1.1180	1.0621
March	1.1062	1.0545
February	1.0875	1.0708
January	1.0861	1.0361

        The following table shows the year-end and average exchange rates for the calendar year 1998 through 2002, expressed in US Dollars per one Euro:

US Dollars per one Euro

Year	Calendar Year End	Calendar Year Average
2002	1.0487	0.9495
2001	0.8813	0.8909
2000	0.9305	0.9207
1999	1.0046	1.0588
1998	1.1789[1]	N/A2

(1)
Spot Rate on January 4, 1999, the first trading day of the Euro as a defined currency.
(2)
Not applicable: the Euro was defined as a currency on January 1, 1999.

        The Gucci Group has provided these rates solely for informational purposes. The rates should not be construed as a representation that Euro amounts actually represent US Dollar amounts indicated or that Euro amounts could have been, or could be, converted into US Dollars at the rate indicated or at any other rate. The Gucci Group did not necessarily use these rates to prepare its first quarter 2003 Euro-denominated consolidated financial statements.

B. Capitalization and Indebtedness

        Not Applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not Applicable.

D.    Risk Factors

        Shareholders should consider carefully the following risk factors relating to the business of the Company, together with the information and financial data set forth elsewhere in this Form 20-F.

Brand recognition and image are crucial to the Company's success.

        The Company's financial performance in the luxury goods market is influenced by the success of its brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to make the products, the image of the Company's stores, communication activities, including advertising, public relations and marketing and general corporate profile.

The Company is dependent on its trademarks, and its products are the subject of counterfeit reproduction.

        The Company's business is highly dependent on its ability to protect and promote its trademarks and other propriety rights. Accordingly, the Company devotes substantial resources to the establishment and protection of its trademarks on a worldwide basis. The Company believes that its trademarks are adequately supported by applications for registrations, existing registrations and other legal protections in its principal markets. However, the Company cannot exclude the possibility that its intellectual property rights may be substantially challenged by others or that the Company may be unable to register its trademarks or otherwise adequately protect them in some jurisdictions.

        Furthermore, the luxury goods market is subject to numerous instances of product counterfeiting and other trademark infringements. A significant presence of counterfeit products on the market can negatively impact both the sales and the brand image of a luxury goods manufacturer. If any of the Company's products are the subject of widespread counterfeit production or other similar trademark infringements, the Company's business, financial condition and results of operations could be adversely affected.

The Company's success is dependent on its ability to lease quality store locations at competitive prices.

        Approximately half of the Company's revenues, and the predominant portion of the Gucci Division's revenues are made through a distribution network consisting of directly operated stores. The Company leases the vast majority of such stores. Accordingly, the success of the Company's operations in part is dependent on the Company's ability to secure affordable, long-term leases and to secure renewals of such leases. Furthermore, the Company's stores are located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and the Company faces intense competition from other companies for these locations. Although the Company believes that its current leases can be renewed on acceptable terms, no assurance can be given that the Company will be able to successfully negotiate lease renewals on existing stores or to obtain similar terms for new stores, and the failure to do so could have an adverse effect on the Company's business, financial condition and results of operations.

The luxury goods market is affected by adverse economic conditions and declines in international travel.

        Downturns in general economic conditions or uncertainties regarding future economic prospects historically have affected adversely sales by luxury good companies, including Gucci Group sales. Accordingly, such downturns or uncertainties in the future could have a material adverse effect on the Company's business, financial condition or results of operations. Levels of consumer confidence are largely dependent on changes in disposable income and perceptions of and reactions to economic events, such as currency devaluation that make luxury goods more expensive, changes in levels of unemployment and taxation and the risks of inflation or deflation. Since the Company distributes its products internationally, a significant decline in the general economy or in consumers' attitudes in a region—Europe, particularly Italy, France and the United Kingdom; the United States; Japan; and certain Asian markets, particularly Hong Kong, Taiwan and South Korea—also could have a material adverse impact on the Company. A substantial amount of the Company's sales are generated by customers travelling abroad, particularly from Japan, other Asian countries, Europe and the United States. Consequently, adverse economic conditions, global political developments (such as the war in Iraq in the Spring of 2003) or other events (such as the travel advisories issued by the World Health Organization in connection with Severe Acute Respiratory Syndrome ("SARS")) that result in a shift in travel patterns or a decline in travel volumes also could adversely affect the Company's financial results.

The Company must anticipate trends and respond to changing consumer preferences.

        The Company's success also depends in part upon its ability to originate and define product and fashion trends as well as anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its products, any sustained failure by the Company to identify and respond to such trends could result in significant excess inventories for some products and missed opportunities with others. Consequently, the Company is dependent in part upon the continuing favorable market response to the creative efforts of the design teams of Gucci and Yves Saint Laurent, headed by Tom Ford, the Creative Director of the Company, as well as the creative and product development teams of the other divisions.

The Company relies on third party manufacturers.

        Although the Company is intensively involved in all aspects of the design and manufacture of most of its merchandise, it does not own all of its manufacturing facilities. Therefore, the Company is dependent upon independent third parties for the production of components and the assembly of certain products, including leather goods, shoes, ready-to-wear and watches. See Item 4.B.5: "Business Overview—Production". The Company's products not produced at owned manufacturing facilities are manufactured to its specifications primarily by Italian and Swiss manufacturers, and Gucci's quality inspectors regularly visit suppliers' production facilities to ensure quality. Nevertheless, the inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery date requirements of its customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in sales, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company relies upon certain key personnel and upon its ability to find skilled personnel.

        The Company's success depends to a significant degree upon the efforts and abilities of certain members of senior management, including Domenico De Sole, the Company's President and CEO, and Tom Ford, the Company's Creative Director. The loss of the services of Mr. De Sole, Mr. Ford or one or more other members of the Company's senior management or design team, and any negative market or industry perception arising from such loss, could have a material adverse effect on the Company's business, financial condition and results of operations.

        In addition, the Company relies on its ability to hire, train and retain skilled personnel to participate in the design, marketing, merchandising and sales of its products. No assurance can be given that the Company will be able to continue to attract a sufficient number of such skilled personnel. Any inability to hire, train and retain such personnel could adversely affect the Company's growth.

The Company's future performance could be affected by its multi-brand acquisition strategy.

        The Company's financial success depends to a significant degree upon management's ability to generate growth and profitability from each Group brand and to integrate newly-acquired companies into the Group's structure such that these businesses achieve satisfactory levels of revenues, earnings and cash flows.

The Company is sensitive to interest rate fluctuations.

        Changes in interest rates—particularly European, US, Swiss and Japanese rates—could affect materially the Company's interest income and expense. The Company has a substantial net cash position. Declines in global interest rates—particularly European and US rates—could affect adversely the Company's net interest income through lower interest income. After the planned return of capital on October 2, 2003, (see "Subsequent Events" on page 176 of the 2002 Annual Report), the Company may be in a net debt position such that increases in prevailing interest rates could have an adverse effect on the Company.

The Company is subject to currency rate fluctuations.

        The Company operates in many parts of the world and, as a result, its business can be affected by fluctuations in exchange rates. While the Company engages in foreign exchange hedging activities, it does not hedge long-term foreign exchange risks for cash flows, nor is it permitted by IAS and U.S. GAAP to hedge its cost of sales. The Company's business and financial results therefore could be adversely affected by fluctuations in exchange rates particularly if any such exchange rate movements persist. The Company changed its reporting currency to the Euro from the US Dollar on February 1, 2002. Consequently, as from this date the most significant exchange rate risk to which the Company is exposed is potential weakness of currencies in which a significant portion of its revenues are denominated—such as the US Dollar, the Japanese Yen, the English Pound, the Swiss Franc and the Korean Won—compared to the Euro.

The Company is subject to various legal regimes.

        As a Company that distributes its products in many countries, the Company's business is subject to various risks beyond its control, such as changes in laws and policies affecting trade and investment (including trademark protection) and the instability of foreign economies and governments. The Company has taken applicable laws and regulations into account in seeking to structure its business on a global basis, including to achieve tax and operational efficiencies. Changes in such laws or regulations, including with respect to taxation, could adversely affect the Company's operations and financial results.

The Company faces intense competition.

        The Company faces substantial competition in all product lines and markets in which it competes. The Company competes with well-known, high quality international luxury goods brands such as Armani, Bulgari, Cartier, Chanel, Christian Dior, Ferragamo, Hermès, Louis Vuitton, Prada, international prestige perfume, cosmetic and skincare groups such as Esteé Lauder, l'Oréal and Shiseido as well as a large number of other international and regional purveyors of some or all of the types of products distributed by the Company.

The Company's shareholders may have difficulties in enforcing their rights abroad.

        The Company's corporate affairs are governed by its Articles of Association and Dutch law. Under the Company's Articles of Association, adoption of the Company's annual accounts by the shareholders discharges the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the fiscal year concerned, unless an explicit reservation is made by the shareholders and subject to certain exceptions provided under Dutch law, including exceptions relating to the liability of members of Management Boards and Supervisory Boards upon bankruptcy of a Company and general principles of reasonableness and fairness. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

        The executive offices and a substantial portion of the assets of the Company are located outside the United States. In addition, certain of the members of management, the Management Board and the Supervisory

Board of the Company are residents of jurisdictions outside the United States. As a result, it may be difficult for the Company's shareholders to effect service of process within the United States upon the Company, members of management, the Management Board or the Supervisory Board of the Company, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. court judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for the Company's shareholders to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws.

The Company is subject to potential tax audits.

        The Company operates in many countries and is therefore subject to the risk of tax audits and assessments in each of these countries. The Company seeks to manage its tax affairs in compliance with all applicable laws. However, it is possible that authorities may disagree with positions taken by the Company, and consequently the Company may be exposed to tax assessments in excess of amounts provided in the financial statements for tax liabilities.

Cautionary Statement Regarding Forward Looking Statements.

        Under the safe harbor provisions to the U.S. Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements of projections made by the Company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

        Statements that are not historical facts, including statements about the Company's and management's beliefs and expectations, are forward-looking statements. Words and phrases such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "are comfortable with", and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

        Forward-looking statements involve inherent risks and uncertainties. The Company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated in any forward-looking statement. For a detailed description of these factors, see Item 3.D: "Risk Factors" above.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and Development of the Company

1.    Corporate Information

Legal and Commercial Name	Gucci Group N.V.
Registered Address	Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands
Country of Incorporation	The Netherlands
Date of Incorporation	March 6, 1978
Legal Form	Naamloze Vennootschap (N.V.)
Governing Law	Dutch
Contact Numbers	31 20 462 1700 telephone 31 20 465 3569 facsimile
Agent in the U.S.A.	Gucci America, Inc. 685 Fifth Avenue 10022 New York, NY

2.    Significant Historical Events

Gucci Group traces its origins to Guccio Gucci who, in 1923, established a shop in Florence, Italy to sell exclusive Gucci brand leather goods designed and produced by skilled local artisans. In the period preceding the Second World War, the business expanded, and the Company opened stores in Rome and Milan. In the post war period, under the guidance of Guccio Gucci's sons, the Company entered important new markets—the United States; Europe; Asia—while becoming further reputed as a luxury leather goods house. The following is a brief summary of significant historical events:

1923	Guccio Gucci founds Gucci in Florence, Italy.
1951	Opening of New York Store (first store outside Italy).
1967	Opening of London Store (first European store outside Italy).
1971	Opening of franchise stores in Japan.
1987-89	Investcorp acquires 50% of Gucci from members of the Gucci family.
1993	Investcorp acquires remaining 50% of Gucci from Maurizio Gucci.
1994	Beginning of Gucci's turnaround under Domenico De Sole (appointed Chief Executive Officer in July 1995) and Creative Director Tom Ford.
1995 October	Investcorp sells 48% of its stake in Gucci Group in an initial public offering at US$ 22/share; Company listed on the Amsterdam and New York Stock Exchanges.
1995	Gucci revenues in 1995 exceed US$ 500 million.
1996 March	Investcorp sells its remaining 52% in Gucci Group in a secondary offering at US$ 48/share.
1997 November	Gucci Group acquires its watch licensee Severin Montres, taking direct control of the timepiece business, renamed Luxury Timepieces International (part of Gucci Group Watches).
1998	Gucci revenues in 1998 exceed US$ 1 billion.
1999 January	LVMH acquires a 34% stake in Gucci Group.
1999 March	Gucci Group forms Strategic Alliance with PPR through the issue of 39 million new shares to PPR, raising US$ 2.9 billion in cash.
1999 November	Acquisition of 70% of Sergio Rossi.

1999 December	Acquisition of 100% of Yves Saint Laurent and YSL Beauté (ex Sanofi-Beauté).
2000 June	Acquisition of 100% of Boucheron.
2000 December	Announced Partnership with Alexander McQueen (51% interest in joint venture).
2000 December	Acquisition of 85% of Bédat & Co.
2000	Gucci revenues in 2000 approach US$ 1.5 billion; Group revenues in 2000 exceed US$ 2.2 billion.
2001 February	Acquisition of 66.7% of Bottega Veneta.
2001 April	Announced Partnership with Stella McCartney (50% interest in joint venture).
2001 July	Acquisition of 91% of Balenciaga.
2001 July	Acquisition of additional 11.8% of Bottega Veneta (interest subsequently increased to 78.5%).
2001 September	Settlement Agreement among Gucci Group, LVMH and PPR
2001 December	Payment of US$ 7.00 special cash dividend to all Shareholders except PPR, in the context of the Settlement Agreement.
2003 May	Announcement of proposed € 13.50 per share return of capital to Shareholders, payable on October 2, 2003.

        In the first quarter of 2003 (the period ended April 30, 2003), the Company did not make any material acquisition.

        In 2002, the Group made a number of immaterial acquisitions, including certain Italian shoe and jewelry production facilities as well as the minority interest in Gucci Taiwan, for a total consideration of € 29.5 million.

        In 2001, the Gucci Group acquired for a total consideration of € 245.9 million the following companies and assets:

  •
  Bottega Veneta: On February 26, 2001, the Group acquired 66.7% of the share capital of Bottega Veneta Sarl and in July 2001, the Group acquired an additional 11.8% of the share capital of Bottega Veneta Sarl, raising its interest in the company to 78.5%.

  •
  Di Modolo: On March 1, 2001, the Group acquired 100% of the share capital of Di Modolo Associates, a watch design studio, and Di Modolo SA, a small production Company.

  •
  Stella McCartney: On April 9, 2001, the Group announced a 50%-50% partnership with Stella McCartney in Stella McCartney Limited.

  •
  FJ Benjamin: On July 3, 2001, the Group announced the acquisition of the remaining 35% stake in Gucci Australia Pty Ltd held by its joint venture partner FJ Benjamin Holdings Ltd.

  •
  Alexander McQueen: In July 2001 the Group finalized its partnership with Alexander McQueen through the acquisition of a 51% interest in Birdswan Solutions Ltd.

  •
  Balenciaga: In July 2001, the Group acquired 91% of the share capital of Balenciaga S.A.

  •
  Caravel Pelli Pregiate: In August 2001, the Group acquired 51% of Caravel Pelli Pregiate, a high-quality, precious skin tannery.

  •
  Calzaturificio Regain: In August 2001, the Group acquired 70% of Calzaturificio Regain S.p.A, a designer and producer of fine men's footwear.

  •
  Other industrial activities: In the second half of 2001 the Group acquired interests in several other small industrial companies specialized in footwear and leather goods.

3.     Capital Expenditures and Divestitures

        The Group's investments in tangible and intangible fixed assets totaled € 340.6 million in 2002 (excluding € 17.3 million for property, operated under lease arrangements in 2002, on which the Group has the option to purchase). Investments in tangible and intangible fixed assets totaled € 341.9 million in 2001 and € 285.9 million in 2000. In the first quarter of 2003, the Group's capital expenditures totaled € 91.3 million, including a € 63.7 million investment to purchase land as the site for the Group's future Japanese headquarters in Tokyo Ginza, which when completed in 2005 will house a 10,000 square foot Gucci flagship. The Group has temporarily financed the project primarily through short-term Japanese yen denominated borrowings and is currently exploring alternative long-term financing solutions.

        The budgeted investment in tangible and intangible assets in 2003 is approximately € 240 million, of which approximately € 100 million is for store openings, refurbishment and expansions and € 63.7 million for the aforementioned investment in Tokyo Ginza.

        Management notes that the opportunity to buy or lease strategically important real estate for stores or other activities may cause actual capital expenditures for 2003 or future years to exceed the budgeted level. Management expects investments in tangible and intangible assets, which should decline in 2003, to further fall in 2004 as most of the expensive stores necessary for the future development of each of the Company's brands will have opened by the end of 2003. (See "Liquidity and Capital Resources" section of the Management Discussion and Analysis, pages 94-97 of the 2002 Annual Report, which is an exhibit hereto.)

Capital Expenditures by Segment 2002-2000 (€ million)

	1Q 2003	2002	2001	2000
Gucci Fashion and Accessories	69.8	94.2	201.8	140.1
Gucci Group Watches	1.7	23.6	8.5	21.5
Yves Saint Laurent	7.5	59.2	45.2	17.1
YSL Beauté	4.8	24.9	20.6	14.4
Other Operations	6.5	122.7	48.8	4.8
Corporate	1.0	33.3	17.0	88.0

Total	91.3	357.9	341.9	285.9

        Gucci Fashion and Accessories' capital expenditures totaled € 94.2 million in 2002, € 201.8 million in 2001 and € 140.1 million in 2000, of which investments in store openings, expansions and refurbishment were € 70.2 million in 2002, € 108.7 million in 2001 and € 84.2 million in 2000.

        Gucci Group Watches capital expenditures totaled € 23.6 million in 2002, € 8.5 million in 2001 and € 21.5 million in 2000. In 2001, Gucci Group Watches' capital investment was for production and distribution, while in 2002 Gucci Group Watches entered into a lease (with option to purchase the property), for its headquarters and warehouse facility in Neuchâtel.

        Yves Saint Laurent capital expenditures totaled € 59.2 million in 2002, € 45.2 million in 2001 and € 17.1 million in 2000, the major part of which was for store openings, expansions and refurbishment.

        YSL Beauté's capital expenditures totaled € 24.9 million in 2002, € 20.6 million in 2001 and € 14.4 million in 2000 and were principally for production and distribution (including point of sale displays for cosmetics).

        The capital expenditures for the Group's Other Operations totaled € 122.7 million in 2002 and € 48.8 million in 2001. The increase in capital expenditures in 2002 was due primarily to significant investments in stores at the newly acquired companies, in particular Boucheron, Bottega Veneta and the Emerging Brands.

        Corporate capital expenditures totaled € 33.3 million in 2002, € 17.0 million in 2001 and € 88.0 million in 2000. Corporate capital investments include the purchase of property in strategically important locations in which the Group will open stores for one or more of its brands. The Company purchased a property in Venice in 2001 and in Milan in 2000.

Divestitures and Public Takeovers

        The Company made no material divestitures in 2002, 2001 or 2000.

        With the exception of the public offer by PPR to occur in March-April 2004, the Company is not aware of any public takeover offers by third parties in respect of the Company's shares.

B.    Business Overview

1.     Objectives and Strategy

•    Group

        Management's primary objective is to create value for the Company's shareholders. Management believes that stock price performance is a critical measure of shareholder value creation and that systematic increases in the Group's revenues, earnings, cash flow and return on investment are catalysts for stock price appreciation. Management believes that it can achieve growth in the Group's revenue, earnings, cash flow and return on investment by properly managing the Company's current businesses and judiciously acquiring and developing other leading brands in the luxury industry. The Company believes that proper management of a luxury goods brand entails distinct high quality merchandise, controlled distribution—often through directly operated stores—systematic communication and solid execution. Management considers an acquisition of a luxury brand on the basis of price, the value and potential of the trademark, the tradition and history of the brand, the quality of the individual(s) associated with the brand and the ability of the Gucci Group through its management and infrastructure to increase the value of the acquired business.

•    Gucci Fashion and Accessories

        Management's objective is to reinforce Gucci's position as a leading luxury fashion, leather goods and accessories house. To achieve this, Gucci will continue to offer only exclusive, high quality products, limit sales to its own directly operated stores, franchisees and select department and specialty stores and invest systematically in communication.

•    Gucci Group Watches

        Management's objective is that each brand achieve a leading position in its niche of the luxury watch market.

        Gucci:    Management's objective is to re-position the Gucci brand into a higher niche in the watch market by limiting points of sale to select wholesale doors and moving the product mix up market. The average retail sales price of a Gucci-brand watch was approximately US$ 350 in 1998 and US$ 685 in 2002. Management aims to further elevate the average retail sales price going forward.

        Yves Saint Laurent:    Management's objective is to develop a range of watches in the coming years that reflects the revitalized image of the Yves Saint Laurent name. The Group introduced its first Yves Saint Laurent watch line in mid-2002, retailing at an entry price point of approximately US$ 1,400 and limited to the most select wholesale doors.

        Boucheron:    Management's objective is to augment the watch collection in coordination with the overall re-launch of the Boucheron brand. In 2001, the product offering consisted of three core lines, the rectangular Reflet, the circle Solis and the square Diamond. Management has extended the product offering of the Reflet line and in April 2003 it presented two new watches at the Basel Watch Fair: the MEC, a classic men's watch, and the Reflet Grosgrain, a new version of the Reflet.

        Bédat & Co.:    Management's objective is to substantially increase the size of the Bédat & Co. business in the premium segment of the luxury watch market. Until 2001, distribution of Bédat & Co. was primarily in the United States. In 2002 Gucci Group Watches extended Bédat & Co. distribution in Europe and Japan.

•    Yves Saint Laurent

        Management's objective is to rebuild Yves Saint Laurent into a leading luxury fashion and accessories brand through distinct and outstanding merchandise, controlled distribution and a clearly defined image.

        Management believes that in the past excessive licensing, product proliferation, irregular product quality and excessive distribution damaged the Yves Saint Laurent brand. Management therefore is rehabilitating Yves Saint Laurent through close control over brand image, high product quality and consistency and reinforced retail and wholesale distribution. Since becoming part of the Gucci Group, Yves Saint Laurent has re-acquired control of strategic product categories (women's ready-to-wear; watches and jewelry; women's shoes), presented critically acclaimed ready-to-wear and accessory collections, increased the number of directly operated stores from 15 (January 31, 2000) to 52 (April 30, 2003), established strong relationships with leading department and specialty stores and significantly increased communication.

•    YSL Beauté

        Management's objective is to reinforce YSL Beauté's position as a leading prestige perfume and cosmetics company. YSL Beauté aims to reinforce Yves Saint Laurent's market share and image in the prestige perfume and cosmetics industry and believes it can accomplish this through rigorous control of distribution, enhanced product packaging and promotion (especially core lines, such as Opium, Paris and Kouros) and the launch of new products (such as the new men's fragrance M7, introduced in 2002). YSL Beauté plans to develop Roger & Gallet through the introduction of new products. YSL Beauté also will build its licensed brands business, in large part through license contracts signed with Stella McCartney, Alexander McQueen and Zegna in 2001. In Spring 2003, YSL Beauté launched the first fragrances for Alexander McQueen, Kingdom, and Ermenegildo Zegna, Essenza di Zegna, while it plans to launch the first fragrance of Stella McCartney, Stella, in September 2003.

•    Other Operations

        Sergio Rossi:    Management's objective is to develop Sergio Rossi's business through the newly opened directly operated stores in Europe, the United States and Japan, extension of its wholesale network as well as through greater presence in handbags and men's shoes.

        Boucheron:    Management's objective is to increase substantially Boucheron's business through a greater breadth in product (jewelry, watches and fragrances), increased communication and a roll-out of directly operated and franchised stores. Management also aims to increase and improve the Boucheron perfume and cosmetics business through the aforementioned integration with YSL Beauté.

        Bottega Veneta:    Management's objective is to reinforce Bottega Veneta's position in the premium leather goods market through an enlarged product offering (which draws on the brand's tradition of high quality elegance and prestige), the introduction of certain men's and women's leather and knitwear ready-to-wear items, select enlargement of the retail and wholesale distribution network and increased communication.

        Emerging Brands:    Management's objective is to develop each of the emerging brands—Stella McCartney; Alexander McQueen; Balenciaga—in the fashion and luxury goods market through enlarged ready-to-wear and accessory collections, increased communication and the progressive roll-out of directly operated stores and points of sale in leading department and specialty stores.

2.    Products

•    Gucci Division

Revenues 2002-2000 (€ million)

	1Q 2003	2002	2001	2000
Leather Goods	152.1	741.5	833.5	745.1
Shoes	40.5	180.5	188.2	194.2
Ready-to-wear	47.5	216.9	249.9	242.8
Watches	32.7	186.2	223.6	252.9
Jewelry	21.8	97.0	83.4	69.8
Other[1]	14.0	66.8	68.8	77.2
Royalties	11.4	47.6	51.4	43.8
Interdivisional	0.4	0.3	1.3	3.0

Total	320.4	1,536.8	1,700.1	1,628.8

(1)
Includes silks as well as eyewear and perfumes sold through directly operated stores.

        A summary of the Gucci Division's revenues by product category, as well as by distribution channel and geographic market, is presented on page 64 of the 2002 Annual Report.

•    Gucci Fashion and Accessories

        Fashion and accessory products include leather goods, women's and men's ready-to-wear, shoes, jewelry and ties and scarves as well as eyewear and fragrances, which are produced and distributed under license. Gucci presents new collections for each of its product categories on a seasonal basis and in line with the fashion industry collection calendars. The collections encompass a broad range of new designs, Gucci classics and updated best sellers. Gucci balances its product mix between core categories, between men and women's merchandise and between iconic design elements (e.g. logo; horsebit; bamboo) and fashion-oriented merchandise. The Company may discontinue or re-interpret designs that have reached lifecycle maturity or become inconsistent with the brand image. The Company also uses innovative designs and materials to offer distinct merchandise, and it maintains stringent quality standards by closely monitoring design, product development, manufacturing and distribution.

        Leather Goods (handbags; small leather goods; luggage):    The Company's original business, leather goods remain the largest and most important Gucci product. Leather goods incorporate a variety of hides—cow hide, pigskin, precious leathers as well as canvas and man-made material are offered in different colors and constructions. Gucci offers one of the largest assortments of prestige handbags in the market, and the best selling designs often are carried over from one season to the next. Small leather goods consist of women's and men's wallets, card cases, belts and cosmetic cases and incorporate many of the same materials, colors and constructions used in handbags. Luggage comprises suitcases, garment bags, duffel bags, briefcases, travel-bags and a large assortment of modern lifestyle products such as messenger bags.

        Shoes:    Shoe collections include fashion-oriented as well as traditional styles and range from the classic moccasin to dress shoes, sneakers, boots and sandals. The horse-bit loafer, a Gucci classic, has been in the collection since its inception. New interpretations incorporating new materials, colors, shapes and constructions are introduced each year. These signature moccasins are some of the best selling styles in the collection and are symbolic of Gucci footwear.

        Ready-to-Wear:    Gucci presents four women's and two men's ready-to-wear collections as well as a Cruise collection annually. Ready-to-wear serves to unify and promote the brand image and is the platform from which the accessory and footwear collections are designed. Women's clothing incorporates a full range of products including tailoring, dresses, sportswear, evening and lingerie. The men's collections encompass tailored clothing, furnishings, sportswear and underwear.

        Jewelry:    Gucci offers contemporary design jewelry in a variety of materials, including gold and sterling silver. Pieces may include precious and semi-precious stones, and many are signature styles such as "Icon", the design family that includes a signature "GG" insignia ring. Gucci sells jewelry in its directly operated stores and to franchisees as well as to a select number of wholesale doors.

        Ties and Scarves:    Gucci develops annually two collections, plus one Cruise collection, of printed and woven silk ties. These include fashion-oriented and classic styles designed in conjunction with the men's ready-to-wear collections. Gucci also annually offers four seasons of scarves and shawls (in silk, chiffon, wool, cashmere and velvet) designed in fashion-oriented and classic styles that complement the women's ready-to-wear and accessory collections.

        Eyewear:    Gucci brand eyewear is produced and distributed under license by Safilo S.p.A. ("Safilo"). See Item 4.B.8: "Business Overview—Licensing Agreements". Gucci eyewear is distributed in all major markets, including Europe, the United States, Japan and the rest of Asia.

        Perfumes:    Gucci brand perfumes are produced and distributed by Wella A.G. ("Wella"). The collection includes Gucci (launched 2002) as well as Envy (launched 1997), Envy for Men (launched 1998), Rush (launched 1999), Rush for Men (launched 2000) and Rush 2 (launched 2001).

•    Gucci Group Watches

Revenues 2002-2000 (€ million)

	1Q 2003	2002	2001	2000
Gucci Group Watches[1]	37.2	208.2	236.3	238.5
Third party sales	33.2	183.4	216.3	218.7
— Gucci brand	26.8	153.9	186.1	208.2
— Other brands[2]	6.4	29.5	30.2	10.5

(1)
Includes interdivisional sales.

(2)
Other brands include Yves Saint Laurent, Boucheron and Bédat & Co. watch sales, also included in the discussion of Yves Saint Laurent and Other Operations sales by product.

        Gucci Group Watches includes Gucci, Yves Saint Laurent, Boucheron and Bédat & Co. brand watches. Each watch brand offers a selection of quartz and/or mechanical watches and clocks designed with a variety of materials, including gold, silver and stainless steel as well as precious and semi-precious stones.

        Gucci watches combine outstanding Swiss craftsmanship with the same modern design aesthetic found in the brand's products. To further enhance its positioning in the luxury segment, in 2002 Gucci launched a number of new models. In 2002, Gucci Group Watches sold approximately 510,000 units of Gucci brand watches.

        Yves Saint Laurent launched its first watch line, Rive Gauche, in May 2002. Boucheron watches include the Reflet, Solis and Diamant lines as well as the MEC automatic watch launched at the Basle Watch Fair in April 2003. Bédat & Co., a distinct, contemporary and exclusive watch brand, offers a small number of models, with retail prices ranging from € 1,300 up to € 30,000 for the most exclusive models.

•    Yves Saint Laurent

Revenues 2002-2000 (€ million)

	1Q 2003	2002	2001	2000
Ready-to-wear	15.2	81.1	60.0	59.4
Leather goods	9.7	31.2	8.4	3.5
Shoes	3.7	15.8	9.0	0.3
Other Accessories	1.4	5.3	2.3	1.0
Other	0.0	0.0	0.0	5.6
Royalties	2.9	12.9	21.4	35.6
Interdivisional	0.0	0.1	0.1	0.3

Total	32.9	146.4	101.2	105.7

        A summary of Yves Saint Laurent's revenues by product category, as well as by distribution channel and geographic market, is presented on page 71 of the 2002 Annual Report.

        The Yves Saint Laurent product offering consists of women's and men's ready-to-wear and accessories. Women's ready-to-wear, sold exclusively under the Rive Gauche label, consists of two annual collections, Spring/Summer and Fall/Winter, and a Cruise collection. Yves Saint Laurent expanded its product offering to leather goods, shoes, as well as watches and costume jewelry in 2002. Safilo has produced and distributed Yves Saint Laurent brand eyewear under license since the beginning of 2002.

•    YSL Beauté

Revenues 2002-2000 (€ million)

	1Q 2003	2002	2001	2000
Yves Saint Laurent Perfumes	49.3	236.1	223.3	266.7
Yves Saint Laurent Cosmetics	43.4	161.3	146.5	145.2

Yves Saint Laurent Total	92.7	397.4	369.8	411.9
Roger & Gallet & Licensed Brands	48.2	150.5	146.7	171.4
Interdivisional	0.0	1.8	2.0	0.9

Total	140.9	549.7	518.5	584.2

        A summary of Yves Saint Laurent's revenues by product category, as well as by geographic market, is presented on page 74 of the 2002 Annual Report.

        Yves Saint Laurent Perfume and Cosmetics:    The Yves Saint Laurent product offering includes women's fragrances, men's fragrances, make-up and skincare. The women's fragrance portfolio includes best sellers Opium and Paris as well as the recently launched Nu (introduced in 2001). The men's fragrance portfolio includes best sellers Kouros as well as M7, launched in 2002. Make-up includes approximately 25 product lines from four categories: foundation; lip stick; eyeliner and mascara; and nail polish. The make-up collection includes the traditional Rouge Eclat line as well as the prestige Ligne Intense line, launched in 2002. The skincare range includes face hydrating nourishing and cleansing products and body hydrating and firming lines.

        Roger & Gallet:    The Roger & Gallet product offering includes eau de Cologne, eau de toilette, perfumed soaps, and shower gels. Most sales are in France, though other European markets, such as Italy, Germany, Spain and the UK also account for a portion of turnover. In 2002, Roger & Gallet launched an eau de toilette, White Reseda, and a fragrant soap, Ginger.

        Licensed Brands:    YSL Beauté holds the license to manufacture and distribute perfumes and cosmetics for Oscar de la Renta, Van Cleef & Arpels, and Fendi. The principal Oscar de la Renta lines are the fragrances Oscar and Oscar for Men; in 2002 Oscar de la Renta launched the women's fragrance Intrusion. The main Van Cleef & Arpels line is the perfume First; in 2002 Van Cleef & Arpels launched the women's fragrance Murmure. The main Fendi fragrances are Fendi Donna and Theorema Donna. YSL Beauté launched

Essenza di Zegna for Ermenegildo Zegna in Spring 2003. Also in 2003, YSL Beauté will launch new fragrances for two of the Group's Emerging Brands: Alexander McQueen's first fragrance, Kingdom, was launched in March 2003; Stella McCartney's first fragrance, Stella, will be launched in September 2003. In 2003, YSL Beauté assumed full control of the production and distribution of Boucheron fragrances, which include Bague, Jaipur and Initial. In the course of 2004 and 2005, YSL Beauté has the right to take control of the production and distribution of Balenciaga fragrances.

•    Other Operations

Revenues 2002-2000 (€ million)

	1Q 2003(1)	2002(1)	2001(1)	2000(2)
Other Operations	81.5	350.8	254.6	147.9

(1)
Sergio Rossi; Boucheron; Bottega Veneta; Stella McCartney; Alexander McQueen; Balenciaga; Bédat & Co.; Industrial Operations.
(2)
Sergio Rossi; Boucheron; Bédat & Co.

        Sergio Rossi:    Over three-quarters of Sergio Rossi's revenues are derived from women's shoes, which are positioned in the upper segment of the luxury shoe market. Sergio Rossi also sells exclusive handbags and men's shoes.

        Boucheron:    Boucheron sells exclusive jewelry and timepieces as well as fragrances. Jewelry includes exclusive individual items of haute joiallerie (priced in excess of US$ 50,000), limited volume items of joiallerie (priced in the US$ 10,000 to US$ 50,000 range) and bijoux pieces (retailing for less than US$ 10,000). In 2002, Boucheron launched the first new jewelry collection created under new management, Beauté Dangereuse, and continued development of a new collection of accessibly priced jewelry and a new line of haute joiallerie and jewelry, Not Bourgeois, which will be launched during 2003.

        Bottega Veneta:    Bottega Veneta's product offering includes prestige leather goods, including handbags, small leather goods and luggage, as well as shoes, ready-to-wear and gift items.

        Emerging Brands:    The product offering of Stella McCartney, Alexander McQueen and Balenciaga is principally women's ready-to-wear. These companies are working with other Gucci Group production facilities and licensees to enhance their ready-to-wear collections and to develop collections of leather goods, shoes, eyewear and fragrances.

3. Seasonality

•    Gucci Fashion and Accessories

        Gucci Fashion and Accessories usually generates a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its fourth quarter revenues and profitability are typically greater than that of other quarters.

•    Gucci Group Watches

        Gucci Group Watches, a wholesale business, usually ships new products in the months following the Basel Watch Fair that takes place in March/April. However, the business ships continuously over the course of the year and, as a result, is not highly seasonal, though sales in the months of September, October and early November tend to be higher because of the Christmas season.

•    Yves Saint Laurent

        Yves Saint Laurent's directly operated stores generate a somewhat higher proportion of annual sales in the period proceeding Christmas.

•    YSL Beauté

YSL Beauté usually ships to retailers a high proportion of product in the months preceding Christmas (August through November, particularly for fragrances), and as a result, its third quarter sales and operating profits are typically much greater than those of other quarters.

•    Other Operations

        Sergio Rossi:    Sergio Rossi's retail sales tend to be greater in the months when each store's product collections are introduced, mainly in February/March and September/October.

        Boucheron:    Boucheron usually generates a high proportion of jewelry sales in the period before Christmas and the New Year. As a result the business' second half revenues and profitability are typically greater than those of the first half of the year.

        Bottega Veneta:    Bottega Veneta usually generates a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its second half revenues are typically greater than those of the first half.

        Emerging Brands:    The Emerging Brands usually generate a somewhat higher proportion of annual retail sales in the period preceding Christmas, and as a result, its fourth quarter revenues and profitability are typically greater than that of other quarters.

4. Design

        Management believes creative control is a critical ingredient for the success of a luxury brand, and as a result the Group maintains in-house the design responsibilities for all its brands.

•    Gucci Fashion and Accessories

        Tom Ford, Gucci's Creative Director, is responsible for the overall image of the Gucci brand. In addition to developing the product collections, Mr. Ford oversees communication campaigns and store designs, which are critical elements in the Gucci image. Mr. Ford and his design team work in close cooperation with the product category managers to develop well-defined collections that establish the feel, direction and image of the Gucci brand.

•    Gucci Group Watches

        Tom Ford oversees the development of the Gucci and Yves Saint Laurent brand watch collections. Boucheron watches are designed in coordination with development of jewelry collections by the brand's creative team. Bédat & Co. executives, in particular Christian Bédat, are responsible for brand image and product design at Bédat & Co. Gucci Group Watches usually introduces new watch styles for each of its brands at the Basel (Switzerland) Watch Fair, which takes places in the Spring.

•    Yves Saint Laurent

        Tom Ford, Yves Saint Laurent's Creative Director, is responsible for the overall image of the Yves Saint Laurent brand. In addition to developing the product collections for Yves Saint Laurent, Mr. Ford oversees communication campaigns and store designs—responsibilities similar to those he holds at Gucci.

•    YSL Beauté

        As Creative Director of Yves Saint Laurent, Tom Ford works closely with senior executives at YSL Beauté to define the Yves Saint Laurent image in perfume and cosmetics. Roger & Gallet executives are responsible for the brand image and product design at Roget & Gallet. YSL Beauté works in cooperation with Oscar de la Renta, Van Cleef & Arpels and Fendi in designing products for these licensed brands. YSL Beauté also works closely with the creative directors and executives from Stella McCartney, Alexander McQueen and Ermenegildo Zegna in the development of licensed products for their brands.

•    Other Operations

        Sergio Rossi:    Sergio Rossi is the brand's Creative Director. Mr. Rossi and other senior executives at the company are responsible for brand image and product design.

        Boucheron:    Solange Azagury-Partridge, Boucheron's Creative Director, is responsible for brand image and product design.

        Bottega Veneta:    Tomas Maier, the Creative Director, is responsible for brand image and product design. He has significantly revamped the product offering introducing luxurious new leather goods and ready-to-wear based on the brand's strong aesthetic tradition, as well as supervised the development of a new store format.

        Emerging Brands:    The Creative Directors—Stella McCartney, Alexander McQueen and Nicolas Ghesquière (for Balenciaga)—are responsible for product design and brand image for their respective brands.

5.    Production

•    Gucci Fashion and Accessories

        While Gucci retains responsibility for product design and prototype development, the Company employs third parties to manufacture most merchandise. Gucci subcontracts production in order to achieve manufacturing flexibility and a lean cost structure. Eyewear and perfume are produced by licensees. See Item 4.B.8: "Business Overview—Licensing Agreements".

        Gucci obtains raw materials from a number of suppliers and believes that it has sufficient sources of such materials. Management believes that price fluctuations for certain commodities (i.e. leather) does not affect profits substantially given Gucci's high gross margin and normal ability to increase prices to offset rises in raw material costs. Gucci maintains warehouse facilities in Florence to stock both raw materials—for the production of leather goods—and finished goods. Gucci Fashion and Accessories maintains additional warehouse facilities in Switzerland, the United States, Japan, Hong Kong, France, the United Kingdom and Italy.

        Gucci closely supervises and monitors each of its sub-contractors in order to maintain high product quality standards. All of the suppliers of leather goods, ready-to-wear, shoes and silks are located in Italy. (Certain men's suits are manufactured in Swiss facilities owned and operated by the Company's exclusive men's ready-to-wear supplier, Ermenegildo Zegna S.p.A.) Gucci has not experienced any significant difficulty in receiving an adequate supply of these products.

        Leather Goods:    Third party suppliers, most of which are located near Florence, produce the majority of handbags, luggage and small leather goods, with the Company producing in-house only certain precious skin (ostrich or alligator) items. Gucci maintains a close and symbiotic relationship with its leather goods suppliers, the most significant of which are included in the company's "Project Partners" and work exclusively for the Group. In 2001 the Company acquired two tanneries specializing in precious skins and intermediate stage leather in order to better assure the supply and quality of its leather, and to improve cost control.

        Shoes:    Third party suppliers, most of which are located near Florence, produce most of Gucci's footwear. In 2001 Gucci built a state-of-the-art footwear prototype facility which permits improved control over product design, development and quality. Since early 2002 the Company acquired control of several shoe production companies, with the aim to increase Gucci's know-how and production expertise in footwear and provide the Company the means to extend the product range and increase the consistency of fit and comfort as well as the quality of Gucci shoes. Gucci will continue to employ third party suppliers to manufacture a portion of its shoes.

        Women's ready-to-wear:    Gucci develops prototypes of women's ready-to-wear products in a facility in Novara, Italy and supervises the production of women's apparel by subcontractors located primarily in the north of Italy.

        Silks:    Third party suppliers, located primarily in the silk producing province of Como, Italy, produce Gucci's ties and scarves.

        Jewelry:    Third party suppliers, located primarily in Tuscany, Italy, as well as one majority owned production and prototype facility located near Milan, Italy, produce Gucci's jewelry.

•    Gucci Group Watches

        Gucci Group Watches sources watch components from suppliers in Switzerland and, to a lesser extent, in the European Union and the Far East, and coordinates the assembly of all of its timepieces from Neuchâtel, Switzerland. Gucci Group Watches has strong relationships with its suppliers, the majority of which have worked with the company for many years. Gucci Group Watches has experienced neither meaningful increases in component prices nor difficulty in obtaining components for the assembly of timepieces in recent years. In order to assure high quality standards, Gucci Group Watches provides extensive technical assistance and guidance to its suppliers. Watch components undergo strict quality controls prior to and after assembly. Bédat & Co. sources watch components from a select number of mainly Swiss-based suppliers and coordinates the assembly of its timepieces from Geneva, Switzerland.

•    Yves Saint Laurent

        Yves Saint Laurent produces the women's Rive Gauche ready-to-wear line at its facility in Angers, France and also sources products from third party suppliers based in Italy. Yves Saint Laurent men's Rive Gauche tailored ready-to-wear is produced under a supply agreement with a third party. Gucci produces leather goods for Yves Saint Laurent, while Sergio Rossi coordinates the development and manufacturing of Yves Saint Laurent brand footwear. Gucci Group Watches owns the license to produce and distribute Yves Saint Laurent timepieces and jewelry and commenced manufacturing these items in 2002. Other Yves Saint Laurent accessories are produced under license. Over the course of 2002, Yves Saint Laurent virtually completed its process of eliminating unwanted product lines.

•    YSL Beauté

        YSL Beauté sources materials from a number of suppliers. YSL Beauté has experienced neither meaningful increases in raw material prices nor difficulty in obtaining these materials in recent years. YSL Beauté produces fragrances, make-up, skincare and toiletries at plants near Paris, France. The Lassigny facility produces principally Yves Saint Laurent and licensed brand products, while the Bernay facility produces mainly Roger & Gallet merchandise, as well as licensed products. YSL Beauté production facilities manufacture and ship approximately 100 million units of finished products per annum and have ample capacity to allow the business to expand in the coming years. YSL Beauté maintains warehouse facilities at its production sites in France as well as in Hong Kong, Singapore, Japan, New Zealand, Austria, Switzerland, and Italy. YSL Beauté utilizes other Gucci Group warehouse facilities in the United States and elsewhere.

•    Other Operations

        Sergio Rossi:    Sergio Rossi produces approximately half of its footwear at its factories in San Mauro Pascoli (near Rimini), Italy. Subcontractors, most of which work principally or exclusively for Sergio Rossi and which are located in the Emilia Romagna region of Italy, produce the remaining half of Sergio Rossi footwear. A new production, warehouse and administrative facility in San Mauro Pascoli—inaugurated in Spring 2003—provides the Company additional space for product development, production and warehousing as well as administration.

        Boucheron:    Boucheron produces its haute joiallerie pieces in its workshop in Place Vendôme in Paris. Boucheron subcontracts production of its joiallerie and bijoux lines to a select numbers of suppliers located in France and Italy. Boucheron sources timepieces from a select number of Swiss-based suppliers and from Gucci Group Watches, which since early 2001 assembles and distributes Boucheron watches under license.

        Bottega Veneta:    Bottega Veneta develops prototypes in-house at its facility in Vicenza (Veneto), Italy and subcontracts production to third parties, mostly located in the Veneto region of Italy.

        Emerging Brands:    The companies develop prototypes in-house using the infrastructure of the Group's ready-to-wear and accessories facilities and subcontract production to third party suppliers located in Italy and France.

6.    Distribution

•    Gucci Division

Revenues by Channel 2002-2000 (€ million)
Channel	1Q 2003	2002	2001	2000
Directly Operated Stores	224.9	1,067.2	1,162.6	1,120.3
Wholesale[1]	51.6	267.8	298.8	253.5
Timepiece Distribution	32.1	153.9	186.0	208.2
Royalty Income	11.4	47.6	51.4	43.8
Interdivisional	0.4	0.3	1.3	3.0

Total	320.4	1,536.8	1,700.1	1,628.8

(1)
Wholesale includes sales to select duty free, department and specialty stores.

•    Gucci Fashion and Accessories

        The Gucci Fashion and Accessory distribution network consists of directly operated stores, franchised stores as well as points of sale in duty-free boutiques and select department and specialty stores. During the first quarter 2003, Gucci Fashion and Accessories generated € 296.1 million in revenues. In 2002, Gucci Fashion and Accessories generated € 1,067.2 million in retail sales (€ 1,162.6 million in 2001 and € 1,120.3 million in 2000) and € 267.8 million in wholesale revenues (€ 298.8 million in 2001 and € 253.5 million in 2000). Segment revenues in 2002 also included € 47.6 million in royalty income (€ 51.4 million in 2001 and € 43.8 million in 2000).

        Directly operated stores are Gucci Fashion and Accessories' primary distribution channel. This permits Gucci to be in touch with its consumers and respond rapidly to demand. In addition, this permits the company to realize high margins by capturing the production, distribution and retailing components of the value chain. Directly operated stores also allow management to observe in real time sell-out trends and to be present in strategically and economically significant markets. In the course of the last several years, Gucci has expanded its directly operated stores network while simultaneously reducing the number of franchise stores.

Distribution Network: Number of Stores and Wholesale points of sale
Channel	April 30, 2003	January 31, 2003	January 31, 2002	January 31, 2001
Directly Operated Stores	180	174	163	143
Franchise Stores	31	31	32	43
Wholesale doors[1]	510	485	448	353

(1)
Wholesale doors includes select duty free, department and specialty stores.

        Directly Operated Stores:    Gucci's directly operated stores numbered 180 on April 30, 2003; 174 on January 31, 2003; 163 on January 31, 2002 and 143 on January 31, 2001. As of April 30, 2003, Gucci operated "flagships" (large stores in strategically important cities) in Rome, Florence, Milan, Paris, London, New York, Beverly Hills, Ala Moana, Honolulu, Aoyama Tokyo, Shinjuku Tokyo, Osaka and Hong Kong. In April 2003 Gucci announced the purchase of property in Ginza Tokyo, on which a Gucci flagship is scheduled to open in 2005 after the construction of a new building.

        In 2002 the Company opened 19 stores (5 in Europe, including a flagship on Avenue Montaigne in Paris; 5 in the United States, including important stores on Madison Avenue in New York and in Honu Hawaii; 6 in

Japan; and 3 in non-Japan Asia, including a flagship in Taipei). Gucci closed 8 stores in 2002. Selling square footage in directly-operated stores was 504,039 on January 31, 2003, compared to 422,488 on January 31, 2002. As a result of the decrease in retail sales globally, the increased selling surface as well as Euro appreciation vis-a-vis the US Dollar and Japanese yen, Gucci's sales per square foot (as calculated using the weighted average square footage during the year) declined to € 2,347 in 2002 from € 3,162 in 2001.

Directly Operated Stores: Location and Size (April 30, 2003)[1]
Region	Small	Medium	Large	Total
Europe	15	31	12	58
United States	—	15	18	33
Japan	7	32	6	45
Non-Japan Asia	11	30	3	44

Total	33	108	39	180

(1)
Stores designated as "small" have 1,000 square feet or less of selling space. Stores designated as "medium" have over 1,000 but less than 4,000 square feet of selling space, while "large" stores have 4,000 square feet of selling space or more.

        Gucci's strategy is to improve store productivity, while developing a local clientele business through product assortment, merchandising, customer service and prompt delivery. Gucci maintains a continuous renovation program to ensure its stores are maintained to standards that correctly showcase the brand's image and allow proper and adequate presentation of the product range. In 2002, Gucci opened a 7,000 square foot flagship store on Madison Avenue in New York and a 7,500 square foot store on Avenue Montaigne in Paris, which have raised Gucci's profile in these two important markets. The enlarged, 16,000 square foot store on via Montenapoleone in Milan, which opened fully in November 2002, stands as the brand's global flagship. In addition, in April 2003 Gucci moved its London Bond Street store to a 7,500 square foot location.

        Franchises:    The number of franchise boutiques was 31 as of January 31, 2003 (32 as of January 31, 2002). The franchise stores' merchandise, image, window display and service standards are closely monitored for consistency with Gucci's directly operated stores. The Company's franchise stores are generally in smaller cities or in markets where the Company believes it may not have sufficient local expertise or where, for legal or other reasons, it would be impractical to establish directly operated stores.

        In general, Gucci's franchise agreements provide for the right to operate a specified number of Gucci stores in specified locations and require the franchisee to sell exclusively Gucci products purchased from Gucci and licensed products purchased from Gucci's licensees. The Company's franchise agreements have a limited duration, with an initial term generally not in excess of three years, and stipulate the conditions of operation and merchandise assortments. Gucci also provides detailed guidelines for store fittings, fixtures, merchandising, advertising and marketing programs.

        Duty-Free Boutiques:    Gucci's duty-free boutiques provide an important sales channel for certain of its core products, particularly handbags, small leather goods, ties and scarves. The Company's duty-free distributors operate under short-term contractual arrangements. The fittings and fixtures are generally consistent with Gucci's other distribution channels to ensure uniformity of image.

        Department and Specialty Stores:    As of April 30, 2003, Gucci was present in 89 department and specialty store locations in the United States (including principally doors in Saks Fifth Avenue, Neiman Marcus and Bergdorf Goodman) and in approximately 410 points of sale in multi-brand specialty stores in Europe. Limited distribution of certain product lines (other than leather goods and shoes) is made through a number of additional department and specialty stores. Stringent operating standards for all department and specialty stores are maintained for decor design, retail price guidelines, merchandising mix, visual merchandising and MIS requirements.

•    Gucci Group Watches

        Including sales to Gucci Fashion and Accessories, Gucci Group Watches generated revenues of € 208.2 million in 2002 compared to € 236.3 million in 2001 and € 238.5 million in 2000. Gucci Group Watches distributes directly to fine jewelry and watch stores and department stores in most major markets including Western Europe, the United States, Japan and Hong Kong. In other markets, the Timepieces segment sells through third party distributors. During 2002 Gucci Group Watches continued to implement its strategy to close inappropriate points of sale and opened better quality doors. The Gucci Group watch brands are sold through approximately 5,700 points of sale worldwide.

•    Yves Saint Laurent

        On April 30, 2003, Yves Saint Laurent had 52 directly operated stores (including flagships on Rue Faubourg St. Honoré in Paris, Madison Avenue in New York, via Montenapoleone in Milan, Sloane Street in London and Omotesando Aoyama in Tokyo). Management has opened second stores in key locations in New York and Rome in Spring 2003 and plans to open stores in Beverly Hills, London and Hong Kong by the Fall of 2003.

        Yves Saint Laurent also is present in leading European, US and Asian department and specialty stores. Many points of sale in these select retailers are shops-in-shop, the format of which permits Yves Saint Laurent to create a boutique-like environment. The number of "three wall" shops-in-shop in leading US and European specialty stores numbered approximately 30 at the end of 2002 and is expected to increase to approximately 50 by the end of 2003.

        Yves Saint Laurent licensees distribute through doors in department and specialty stores in Europe and the United States.

•    YSL Beauté

        YSL Beauté distributes through affiliates in 17 countries and through wholesale agents and distributors in countries where no affiliates operate. YSL Beauté has a selective distribution policy and its products are limited to dedicated counters and space in upscale perfumeries, department and specialty stores and duty free stores. In 2002, YSL Beauté completed its restructuring program begun in mid-2000, in which it terminated known grey market sales of Yves Saint Laurent brand fragrances and cosmetics and reduced by approximately 6,000 the number of points of sale to 16,000 worldwide. Management also restructured key distribution affiliates, reducing headcount, putting in place new regional managers and establishing business practices designed to support the long-term success of YSL Beauté's brands.

•    Other Operations

        Sergio Rossi:    On April 30, 2003, Sergio Rossi had 40 directly operated stores as well as points of sale in fine department and specialty stores.

        Boucheron:    On April 30, 2003, Boucheron had 25 directly operated stores (including flagships in Paris, Place Vendôme, Milan via Montenapoleone, London Bond Street and Tokyo Ginza). Boucheron watches and fragrances are sold in a select number of doors and fine department and specialty stores.

        Bottega Veneta:    On April 30, 2003, Bottega Veneta had 58 directly operated stores and points of sale in fine department and specialty stores. Management plans to increase substantially the number of directly operated stores and grow its presence with key wholesale accounts in the coming years.

        Emerging Brands:    Among the Emerging Brands Alexander McQueen and Stella McCartney opened stores in lower Manhattan in Fall 2002. This Spring, each opened a store in London, Alexander McQueen on Bond Street, Stella McCartney just off Bond Street. Balenciaga opened a New York store on 22nd Street in February 2003. Alexander McQueen opened a shop in Milan off via Montenapoleone in June 2003. Each of the brands also significantly strengthened their positions with selective specialty retailers, particularly in the United States. Management plans to continue to open a select number of directly operated stores in key luxury markets and develop wholesale distribution for each of the Emerging Brands in the coming years.

7. Marketing

•    Gucci Fashion and Accessories

        For Gucci Fashion and Accessories, communication activities—including advertising, fashion shows, public relations, special events and store window displays—are managed on a centralized basis. Gucci's marketing strategy is designed to maintain a high profile and consistent visibility, on an international, national and local level, to enable Gucci to strengthen continually its position as a leading worldwide luxury goods brand.

        Gucci's total advertising and communications expenditures (including Gucci Fashion and Accessories and Gucci Timepieces) were € 79.9 million (5.2% of revenues) in 2002, € 100.2 million (5.9% of revenues) in 2001 and € 102.2 million (6.3% of revenues) in 2000. Management believes that the 2002 level of expenditures, in combination with the amounts spent by licensees on marketing and with the significant editorial coverage from fashion shows and public relations, generates a level of public exposure for Gucci that adequately supports the brand's long-term revenue and profit growth.

        Gucci's franchise partners are required to spend an amount not less than 5% of their total annual purchases from Gucci on local communications. The eyewear and perfume licensees are required to spend not less than between 4% and 5% of net sales on Gucci advertising and marketing.

        The Company advertises primarily in national and international fashion, lifestyle and business magazines, with newspapers used for store openings and short-term marketing objectives. Gucci co-ordinates its advertising campaigns with its franchisees and licensees. In markets where Gucci does not operate its own stores, the Company provides materials developed for its worldwide campaign to its franchisees and duty free distributors. The Company has the right to review and approve all advertising and marketing programs and materials of its licensees. In addition to advertising, the Company uses catalogs to market directly to existing and prospective customers.

        Gucci has its own team of public relations professionals based in London, Milan, New York, Paris, Tokyo, Seoul, Hong Kong, and Taipei, who are supplemented with select outside professionals. Gucci's public relations efforts target the fashion press, such as national fashion magazines and trade publications, offering Gucci products for photographic shoots and providing up-to-date product information. Each year, the Company stages four ready-to-wear fashion shows in Milan: two women's and two men's. These present opportunities for the Company to assert its style and quality leadership and to obtain coverage and endorsements from the fashion press.

•    Gucci Group Watches

        Gucci Timepieces requires third party distributors to spend certain amounts on advertising and communication for Gucci brand watches. Yves Saint Laurent began communication activities for its watch lines (introduced to the trade in June 2002) in the fall of 2002. Boucheron began communication activities for its revamped and expanded watch collection in the fall of 2002. Bédat & Co. maintains regular communication activities, principally magazine advertisements and special events.

•    Yves Saint Laurent

        Yves Saint Laurent manages centrally from Paris all its marketing and communication activities. Communication includes advertising (mainly print), fashion shows, store window displays and public relations events. Each year, the company stages four ready-to-wear fashion shows in Paris: two women's and two men's. Yves Saint Laurent strictly controls the marketing activities of its licensees. Yves Saint Laurent spent € 36.5 million in communication in 2002 compared to € 32.6 million in 2001, and management plans to maintain a similar level of investment in 2003.

•    YSL Beauté

YSL Beauté manages centrally from Paris all the division's marketing and communication activities. Under the artistic direction of Tom Ford, the Company manages the marketing and communication activities of the Yves Saint Laurent brand. YSL Beauté invests considerably in point of sale display and communications as well as print advertising. The Company provides its affiliates and retailers the materials necessary for point-of-sale advertising, promotion and product launches. YSL Beauté's total advertising and communications expenditures were € 115.2 million (21.0% of revenues) in 2002, € 113.7 million (21.9% of revenues) in 2001 and € 124.0 million (21.2% of revenues) in 2000. Management expects YSL Beauté to spend between 20% to 25% of revenues on communication in 2003.

•    Other Operations

        Sergio Rossi; Boucheron; Bédat & Co., Bottega Veneta, Emerging Brands:    The companies manage centrally from their respective headquarters their marketing and communication activities. For each brand, communication consists principally of print advertising (mainly in lifestyle and business publications) and public relations.

8. Licensing Agreements and Government Regulations

  Licensing Agreements

        The business model of Gucci Group is to control, as much as possible, the design manufacture, promotion, distribution and sale of products bearing any of its registered trademarks. Subsisting Gucci Group licenses are for fragrance and eyewear. The Gucci eyewear license with Safilo S.p.A. is the most significant.

        Due to the specialist nature of production and distribution of eyewear, Gucci and several other brands of the Group have licensed, or are in discussions to license, eyewear to Safilo S.p.A. a leading Italian manufacturer and distributor of fashion eyewear that serves as a licensee for brands including Giorgio Armani, Christian Dior, Ralph Lauren, Gianfranco Ferré, Valentino and Max Mara.

        Safilo distributes the Gucci line through its own sales branches which in turn distribute to specialized optical stores, Gucci directly operated stores, franchisees, department stores and duty-free boutiques.

  Government Regulations

        The Company is not constricted by any material government regulations.

9. Trademarks

•    Group

        The Group's trademarks are widely used in product marketing and are themselves frequently incorporated into product designs. In view of the importance of the trademarks to its business, the Company has a policy to prosecute trademark infringement vigorously. The Group believes that the actions taken by it to prosecute infringement and control counterfeiting have been generally successful. However, it is impossible to estimate the extent of any counterfeiting, the amount of lost revenue or the extent of any other damages suffered by the Group's companies as a result of counterfeiting.

        The Group systematically takes action against third parties that attempt to register marks that the Company believes to be confusingly similar to its trademarks. To bring such cases to its attention, the Company employs an international surveillance service that monitors trademark filings around the world.

        The Company is not party to any material litigation involving its trademarks, and there are no material restrictions on the Company's ability to use its trademarks.

•    Gucci Fashion and Accessories

Gucci's trademarks consist principally of the name "Gucci", logos that incorporate the name "Gucci" or the interlocking letters "GG", the Gucci crest and the Gucci green-red-green stripe. The trademarks are owned by Gucci and registered or are the subject of pending applications in international product classes covering leather goods, clothing and footwear, perfumes and cosmetics, eyewear, watches and jewelry in the United States, Italy, Japan and Gucci's other principal markets. The Company believes that all material trademark registrations are valid and current, and that all licenses have either been recorded or applications have been filed to record such licenses where required to avoid forfeiture of the Company's trademarks in the Company's principal markets.

•    Gucci Group Watches

        Gucci:    The trademark for Gucci watches is held by Guccio Gucci S.p.A.

        Bédat & Co.:    Bédat & Co. markets its products under its proprietary trademark incorporating the name "Bédat & Co.". These trademarks have been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

•    Yves Saint Laurent

        Yves Saint Laurent: Yves Saint Laurent's trademarks consist of the name "Yves Saint Laurent", the words associated "Rive Gauche", the logotype "YSL" and the YSL four red and pink squares. The trademarks are owned by Yves Saint Laurent and subsidiaries of the Group and are registered internationally in the relevant product classes covering all its products worldwide.

•    YSL Beauté

        Yves Saint Laurent Parfums holds the trademarks for Yves Saint Laurent brand perfumes, make-up and skincare, Roger & Gallet brand perfumes, toilet soaps and toiletries, and manufactures and distributes under license fragrances and related items for Van Cleef & Arpels, Oscar de la Renta and Fendi, as well as for Ermenegildo Zegna.

        Yves Saint Laurent Parfums' trademarks consist principally of the name "Yves Saint Laurent" and the "YSL" logo which are affixed on all products of each line. The main fragrance lines' trademarks (feminine lines: "Nu", "Rive Gauche", "Opium", "YSL Paris", "Yvresse", "Baby Doll"; masculine lines: "M7", "Yves Saint Laurent Pour Homme", "Kouros" "Body Kouros", "Jazz", "Live Jazz") are owned by Yves Saint Laurent Parfums and registered or subject to pending applications in international product class 3 covering perfumes, make-up and skincare worldwide. Moreover, all Yves Saint Laurent skincare and make-up products are identified by various names, which are owned, filed and registered as trademarks when and where it is possible and/or necessary.

        Roger & Gallet's trademarks consist principally of the name "Roger & Gallet" and the logo "R&G", which are affixed on all products. The names of the main fragrance lines ("Jean-Marie Farina", "Jean-Marie Farina Extra Vieille", "Open Roger & Gallet", "Eau pour Soi", "Eau de Thé Vert", "L'Homme Essentiel", "White Reseda") are owned by Roger & Gallet and registered or subject to pending applications in international product class 3 covering cosmetics, toilet soaps, toiletries and perfumes, worldwide.

        The house trademarks of the perfumes manufactured and distributed under license (Oscar de la Renta, Van Cleef & Arpels, Fendi and Ermenegildo Zegna) are registered worldwide or quasi worldwide (in countries where the products are or shall be sold) in the name of the licensors in international product class 3 covering cosmetics, make-up and/or perfumes. The main fragrance lines' trademarks are registered in the name of the licensees except when it is necessary (for local legal constraints, for example) to file and register these names in association with the house trademarks.

        YSL Beauté distributes "Kingdom" by Alexander McQueen, "Stella" by Stella McCartney and Boucheron's fragrances. These trademarks are owned as set out below in Other Operations.

        Furthermore, YSL Beauté usually files applications for patents and designs when possible and/or necessary.

•    Other Operations

        Sergio Rossi:    Sergio Rossi markets its products primarily under its proprietary trademark incorporating the name "Sergio Rossi". The trademark has been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

        Boucheron:    Boucheron markets its products primarily under its proprietary trademark incorporating the name "Boucheron". The trademark has been registered in various graphic forms around the world, including a number of countries in Europe, Asia, Australia, North America and Latin America.

        Bottega Veneta:    Bottega Veneta markets its products primarily under its proprietary trademark incorporating the name "Bottega Veneta". The trademark has been registered in various countries around the world.

        Emerging Brands:    Alexander McQueen markets its products primarily under its proprietary trademark incorporating the name "Alexander McQueen". The trademark has been registered and is continuing to be registered in various countries around the world. Stella McCartney markets its products primarily under its proprietary trademark incorporating the name "Stella McCartney". The trademark has been registered in various countries around the world. Balenciaga markets its products primarily under its proprietary trademark incorporating the name "Balenciaga". The trademark has been registered in various countries around the world.

10. Competition

•    Group

        The level and nature of competition differs among the Group's brands and product categories. Management believes its brands are leading names in the luxury goods industry, and consequently, are well positioned to compete. Management believes the Group's companies compete on the basis of brand image, product design and quality, product assortment and distribution quality (store and door location as well as image) and execution.

•    Gucci Fashion and Accessories

        Gucci competes with a number of well-known and established luxury goods brands, including Chanel, Christian Dior, Dolce & Gabbana, Hermès, Ferragamo, Louis Vuitton and Prada, as well as with a large number of regional purveyors of prestige leather goods, ready-to-wear, footwear and watches.

•    Gucci Group Watches

        Gucci and Yves Saint Laurent watches compete principally with watches offered by leading international fashion brands. Boucheron and Bédat & Co. compete principally with leading prestige watch and jewelry brands, including Bulgari, Cartier and Rolex.

•    Yves Saint Laurent

        Yves Saint Laurent competes in the same luxury industry niche as Gucci, and consequently faces many of the same competitors as Gucci.

•    YSL Beauté

YSL Beauté competes with a number of international, prestige cosmetics groups—or multinational groups with important prestige cosmetics activities—including Chanel, Estée Lauder, L'Oréal, LVMH, Procter & Gamble, Shiseido and Unilever.

•    Other Operations

        Sergio Rossi:    Sergio Rossi competes in the luxury footwear market against such prestige shoe brands as Jimmy Choo and Manolo Blahnik as well as fashion and accessory brands like Chanel, Ferragamo, Gucci and Prada.

        Boucheron:    Boucheron competes with a number of international, prestige jewelers, including principally Cartier, Bulgari, Van Cleef & Arpels and Tiffany. Boucheron also competes against lesser known, regional jewelers and purveyors of premium, non-branded jewelry.

        Bottega Veneta:    Management is positioning Bottega Veneta to compete at the high-end of the luxury leather goods market against brands such as Hermès as well as against brands such as Gucci, Louis Vuitton and Chanel.

        Emerging Brands:    Alexander McQueen, Stella McCartney and Balenciaga compete against young contemporary designer brands as well as against large, established fashion and accessory brands.

11. Legal Proceedings

        In the ordinary course of its business, the Company is a party to various claims and legal actions (including actions relating to the use of the Company's trademarks) which the Company believes are routine in nature and incidental to the operation of its business. In the opinion of management, based upon inquiries of counsel and a review of pending litigation matters, including amounts in controversy, the resolution of all such pending claims and actions will not have a material adverse effect upon the consolidated financial position or results of operations of the Company.

        The Company has several outstanding assessments by fiscal authorities in various countries. The Company believes that the final settlements are not likely to have a material adverse effect on the Company's financial condition or operating results.

12. Settlement of the LVMH Litigation

        In January 1999, LVMH—Moët Hennessy Louis Vuitton ("LVMH") made an uninvited acquisition of 34.4% of the common shares of the Company (20,154,985 shares). In February 1999, the Company issued 20,154,985 shares to an Employee Stock Ownership Plan ("ESOP"). Following litigation with respect to the ESOP, on March 19, 1999, the Company entered into a Strategic Investment Agreement ("SIA") with PPR pursuant to which the Company issued 39,007,133 common shares to Societé Civile de Gestion Financière Marothi ("Marothi"), a wholly owned subsidiary of PPR, in exchange for approximately US$ 3 billion. LVMH challenged the strategic alliance in court in The Netherlands. On September 10, 2001, the Company, PPR and LVMH entered into a comprehensive settlement of the legal actions pending on that date.

        The Settlement Agreement provided for the purchase by PPR of 8,579,337 common shares, representing approximately 8.6% of the Company's then outstanding share capital, from LVMH at a price of US$ 94.00 per common share.

        Pursuant to the Settlement Agreement, PPR, LVMH and the Company dismissed all pending litigation, claims and actions relating to, inter alia, the shareholdings of LVMH or PPR in the Company, the acquisitions of such shareholdings or the granting of options to Company management. The Settlement Agreement also provided for the payment of a special cash dividend of US$ 7.00 per common share to benefit all Gucci Group shareholders, except PPR.

        Pursuant to the Settlement Agreement, PPR has agreed to commence an offer to purchase all of the Company's issued and outstanding common shares (the "Offer") at a price of US$ 101.50 (the "Offer Price") per common share (or such reduced price as may be authorized by the directors, in the event of a special dividend—see "subsequent events" on page 176 of the 2002 Annual Report) on March 22, 2004. If, immediately prior to the expiration of the Offer Period, the common shares not tendered in the Offer and the common shares issuable upon exercise of outstanding options granted to employees of the Company to purchase common shares constitute less than the greater of (1) 15% of the then-outstanding common shares and (2) 15 million common shares, PPR will provide a subsequent offering period of no less than 10 days following its acceptance for payment of common shares tendered in the initial offering period (the "Subsequent Offering Period").

        Under a simultaneously executed Amended and Restated Strategic Investment Agreement among the Company and PPR and Marothi ("Restated SIA", discussed below), until the Offer, PPR is allowed to acquire additional common shares of the Company only if, as a result of such purchase shareholders other than PPR own no less than the greater of (i) 30% of the issued and outstanding common shares and (ii) 30 million common shares.

        PPR may delay the commencement of the Offer for a maximum of six months upon the occurrence of a force majeure event, but only for so long as the force majeure event exists and the existence of such event is confirmed by a majority of the independent directors.

        LVMH and the Company would have the right to seek monetary damages from PPR if it fails to honor its obligations under the Settlement Agreement. In addition, LVMH and the Company are each entitled to seek specific performance of the agreement, including an injunction to require PPR to commence the Offer and purchase the common shares in accordance with the terms of the Settlement Agreement. The Settlement Agreement does not confer any rights or remedies upon any person or entity other than Gucci Group, LVMH and PPR.

        Under the Restated SIA, in the event that PPR fails to commence and complete the Offer in accordance with the terms set forth in the Settlement Agreement, which are reiterated in the Restated SIA, a majority of the independent directors shall have the ability to seek specific performance, sue for damages and/or distribute a stock dividend for each issued and outstanding common share not owned by PPR so that as a result of such stock dividend, PPR's share ownership shall be reduced to 42% of the issued and outstanding common shares. In the event the Independent Directors cause the Company to distribute a stock dividend, the number of Supervisory Board members nominated by PPR would be reduced by one member, the composition of the Strategic and Financial Committee would be three independent directors and two PPR Directors and PPR would be prohibited from acquiring additional common shares unless it did so pursuant to a public offer for all of the outstanding common shares which was recommended to the Company's shareholders by the independent directors.

        PPR agreed that until the later of the expiration of the Offer Period and the completion of the Subsequent Offering Period and for so long as no less than the greater of (1) 15% of the outstanding common shares and (2) 15 million common shares remain outstanding, it will use its best efforts to cause the Company to maintain the listing of the common shares on the NYSE and the Euronext Amsterdam stock exchange.

        On December 17, 2001, LVMH sold 11,565,648 common shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais for a purchase price of US$ 89.6381 per common share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH no longer beneficially owned any shares of the Company.

13. The amended and restated Strategic Investment Agreement

        As noted above (see Settlement of the LVMH Litigation), as part of the settlement, the Company and PPR and Marothi entered into a restated Strategic Investment Agreement ("Restated SIA"). Apart from reiterating some of the financial features of the Settlement Agreement, the Restated SIA amends the corporate governance provisions of the existing Strategic Investment Agreement.

        The Restated SIA provides for an equal number of PPR Directors and independent directors. Pursuant to a request by PPR, the majority of independent directors agreed to reduce the Supervisory Board to eight members and Mr. Charles Mackay resigned as a member of the Supervisory Board, effective November 9, 2001. The Restated SIA provides that an independent director serve as the Chairman of the Supervisory Board (subject to the prior approval of the Strategic and Financial Committee).

        Until the consummation of the Offer, the Supervisory Board will be comprised of four independent directors and four PPR directors. Following the consummation of the Offer, PPR will have the ability to expand the Supervisory Board of the Company by one member and nominate such additional member following at least 15 days' notice to the independent directors. During such notice period, the Chairman of the Supervisory Board will schedule a meeting of the Supervisory Board, and PPR will consult with the independent directors. If the decision is taken to expand the Supervisory Board, a shareholders' meeting will be noticed promptly and the matter will be submitted to shareholders of the Company for a vote.

        The restated SIA provides that the PPR Directors may not vote on any matter as to which a majority of the independent directors determine that PPR has a conflict of interest (subject to arbitration by PPR).

        The Supervisory Board will continue to maintain the Strategic and Financial Committee, consisting of three PPR Directors and two independent directors. The Strategic and Financial Committee will discuss and approve certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the independent directors and approved by the Strategic and Financial Committee. If not approved by the Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

        The Restated SIA provides that prior to December 31, 2004, PPR may not sell or transfer any common shares except with the prior consent of a majority of the independent directors, except to its affiliates under certain conditions and except in connection with a public offer for 100% of the common shares by a third party which offer has been recommended to the Company's shareholders by the Supervisory Board. After December 31, 2004, PPR may sell or transfer common shares following due consultation with the independent directors.

        The Restated SIA also includes certain non-competition provisions, assurances of the Company's independence, a commitment to support the existing manufacturing operations and employee base and a commitment not to solicit Company employees. Before PPR and its affiliates can carry on a competing business in the fashion clothing and luxury goods industry, apart from the activities conducted by the PPR Group as of the date of the Restated SIA, such competing business must first be presented to the Company in accordance with the terms of the Restated SIA.

        In the event of sales or transfers by PPR of common shares following December 31, 2004, the governance arrangements described above are subject to certain modifications.

        The Restated SIA terminates on the earliest of:

          (1)   March 19, 2009;

          (2)   the date following the consummation of the Offer such that fewer than the greater of (a) 15% of the then-outstanding common shares and (b) 15 million common shares are held by shareholders other than PPR and its affiliates;

          (3)   such time prior to March 19, 2009 as PPR consummates a tender offer, other than the Offer, for 100% of the then-outstanding common shares, which is recommended to the shareholders by a majority of the Independent Directors; or

          (4)   such time as the Settlement Agreement ceases to be in full force and effect other than pursuant to the terms thereof, provided that in such case PPR, the Company and Marothi shall agree to be bound by the initial Strategic Investment Agreement.

C. Organizational Structure

        The table below includes the principal Group companies organized by segment (Gucci Fashion and Accessories; Gucci Group Watches; Yves Saint Laurent; YSL Beauté; Other Operations) and by activity (holding; industrial; service; distribution affiliate) as of July 1, 2003. See Note 25 to the Consolidated Financial Statements, "Consolidated Companies", pages 177 to 183 of the 2002 Annual Report and Exhibit 8.1 herein, for a complete list of Group companies.

Note: Birdswan Solutions Ltd is the holding company for Alexander McQueen.

D. Plant, Property and Equipment

•    Group

        The Group's property, plant and equipment consists principally of production, warehouse facilities and office buildings as well as certain retail stores in strategically important locations.

        Most of the Group's stores are leased on an operating lease basis and therefore are not part of the Group's tangible fixed assets. The leases for these stores contain terms and conditions that the Company believes were in line with market practice at the time they were entered into. The leases periodically are subject to renewal and, while the Group believes that its current leases can be renewed on acceptable terms, no assurance can be given with respect to renewals or that disputes with the owners of the leased properties will not arise. (See Report of the Management Board on page 100 in the 2002 Annual Report for information on the present value of operating lease commitments.)

        The Company opens new stores when it finds appropriate space and determines that there is a market for its products in the location. The Company's stores are located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and the Company faces intense competition from other companies for these locations. The Company finances the opening of new stores through existing working capital. The Group's factories and warehouses operate at high standards, and there are no environmental issues concerning their operations.

Plant, Property and Equipment (net book value) (€ million)

	January 31, 2003	January 31, 2002	January 31, 2001
Gucci Fashion and Accessories	455.9	412.6	311.5
Gucci Group Watches	24.5	8.2	7.9
Yves Saint Laurent	87.5	47.0	12.5
YSL Beauté	88.7	82.0	82.6
Other Operations	127.2	45.0	11.4
Corporate	128.7	97.1	84.1

Total	912.5	691.9	510.0

        The net book value of the Group's property, plant and equipment was € 961.1 million as of April 30, 2003.

•    Gucci Fashion and Accessories

        Gucci Fashion and Accessories rents most of its stores and warehouse facilities through long-term lease contracts.

        Gucci Fashion and Accessories owns its principal design, manufacturing, warehouse and administrative offices in Scandicci (Florence, Italy); a property on Bond Street in London; and its showroom in Florence (Italy).

        Gucci Fashion and Accessories owns properties which house its stores and offices in New York and Florence, and its stores in Rome, Venice, Portocervo (Italy), Cannes (France) and Seoul (South Korea). On April 10, 2003, Gucci Group announced it had acquired an important property in the Ginza district of Tokyo, one of the most prestigious and fast growing areas for luxury goods in Japan. The Company plans to build a new 10,000 square foot Gucci flagship store in Spring 2005, as well as approximately 40,000 square foot of office space for Gucci Group Japan's headquarters as well as common space and parking areas after having terminated a tenant's lease and demolishing the building currently on the site. The Company is exploring the possibility of leasing this property through a sale and leaseback arrangement with independent third parties.

        Management believes that Gucci has sufficient production facilities and warehouse space to meet its current business needs and may consider adding additional prototype facilities and/or warehouse space depending on business trends and the cost of such investments. Similarly, Gucci may consider purchasing additional real estate for its stores depending on the strategic importance, location and cost of such properties.

•    Gucci Group Watches

        Luxury Timepieces International leases its principal office and warehouse facilities in Neuchâtel (Switzerland) and owns production facilities in La Chaux-de-Fonds (Switzerland) and office and warehouse facilities in Markham, Ontario (Canada). Bédat & Co. leases its principal offices in Geneva (Switzerland). Management believes that the Gucci Group Watches organization has sufficient office and warehouse space to meet its current and foreseeable business needs.

•    Yves Saint Laurent

        Yves Saint Laurent rents its principal design showrooms and administrative offices in Paris and owns its manufacturing factories in Angers (France). It uses Group warehouse facilities for its distribution.

•    YSL Beauté

        YSL Beauté owns two manufacturing and warehousing facilities near Paris. The Lassigny plant produces mainly Yves Saint Laurent products, while the Bernay plant produces mainly Roger & Gallet and licensed brand merchandise. All other YSL Beauté's warehouse facilities are rented. Management believes that YSL Beauté has sufficient production and warehouse space to meet its current and foreseeable business needs.

•    Other Operations

        In April 2003 Sergio Rossi opened a new administrative, manufacturing and warehouse complex in San Mauro Pascoli (Italy). Sergio Rossi plans to move all operations to the new complex. Boucheron leases its administrative offices and haute joiallerie workshop in Paris. Bottega Veneta owns its administrative and product development facilities in Vicenza (Italy). Alexander McQueen owns the building and land which houses the corporate and design headquarters in London. Stella McCartney and Balenciaga lease administrative offices and design showrooms in London and Paris. The Group owns its outlet store facility in Leccio (Italy). The Company's industrial activities—Italian jewelry and shoe producers and leather tanneries—own two manufacturing facilities.

•    Corporate

        The Company leases corporate offices in Amsterdam and London and owns a property on via Monte Napoleone in Milan in which it has offices and intends to open stores and showrooms in the future. The Company also owns a warehouse in Bioggio (Switzerland) as well as administrative and warehouse facilities in Cadempino (Switzerland).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

        Reference is made to the following information: the "Consolidated Financial Statements", appearing on pages 116 through 121 of the 2002 Annual Report; the "Notes to the Consolidated Financial Statements", appearing on pages 122 through 183 of the 2002 Annual Report; and the "Report of the Management Board" appearing on pages 52 through 115 of the 2002 Annual Report. Certain non-GAAP measures listed on page 54 of the 2002 Annual Report have been reconciled to US GAAP in Item 10.L in accordance with Regulation G.

B.    Liquidity and Capital Resources

        Reference is made to the information captioned in the "Liquidity and Capital Resources" appearing on pages 94 through 97 of the 2002 Annual Report. Certain non-GAAP measures listed on page 54 of the 2002 Annual Report have been reconciled to US GAAP in Item 10.L in accordance with Regulation G.

C. Research and Development, Patents and Licenses

        As a multi-brand luxury goods Company that generates most revenues from leather goods, fragrances, ready-to-wear, shoes, watches and cosmetics, research and development is principally in the area of product design and development, in which the Group spent € 104 million, € 90 million and € 66 million in 2002, 2001 and 2000, respectively. As a proportion of revenues, product design and development costs averaged 2-4% in the 2002-2000 period. At YSL Beauté research and development costs for new products—mainly skincare and make-up products—were stable at approximately € 8 million in 2002, 2001 and 2000.

D. Trend Information

•    Group

        In a press release filed with the SEC on July 2, 2003 on Form 6-K, the Group announced its financial results for the first quarter ended April 30, 2003. The following is a brief summary of the Group's first quarter 2003 results:

  —
  revenues were € 567.1 million (compared to € 607.6 million in the first quarter of 2002);

  —
  operating profit before goodwill and trademark amortization was € 5.8 million (compared to € 51.1 million in the first quarter of 2002);

  —
  operating loss, after goodwill and trademark amortization of € 30.2 million, was € 24.4 million (compared to a € 20.4 million operating profit in the first quarter of 2002);

  —
  net income was € 1.2 million (compared to € 35.5 million in the first quarter of 2002).

        The luxury goods industry faced a uniquely challenging environment during the first quarter of 2003 and particularly in March and April, with the war in Iraq and the outbreak of SARS in Asia having had a devastating impact worldwide. The situation was exacerbated by the strong revaluation of the Euro, which cut tourism and tourists' purchasing power in Europe. The resulting sharp decline in travel and consumer confidence led to reduced traffic and sales in Gucci Group stores, particularly in flagships in major tourist destinations. Group revenues declined in the first quarter primarily as a result of lower sales at the Gucci Division. The decline in Group operating profit before goodwill and trademark amortization owed to lower earnings at the Gucci Division as well as greater losses at YSL Beauté and the Other Operations.

•    Gucci Division

        Gucci Division revenues were € 320.4 million, compared to € 371.2 million (-13.7%). The combination of negative economic and political events in the quarter led to lower revenues in most of Gucci's major markets.

Sales were down in most product categories, with the exception of jewelry (+18.4%) which continued to benefit from the increasing breadth, quality and unit prices of the collection. The steep decline in travel and tourism negatively affected sales of leather goods and watches, which also suffered from the current severe depression in the fine watch business worldwide.

        Gucci maintained a high gross margin, 70.4%, compared to 70.1%. Management reduced operating expenses to € 160.9 million from € 166.5 million and maintained communication expenses at the prior year's level, approximately € 22 million. The operating margin before goodwill amortization was 20.2% (€ 64.8 million) compared to 25.3% (€ 93.8 million). The operating profit, after goodwill and trademark amortization of € 3.3 million, was € 61.5 million, compared to € 89.3 million.

•    Yves Saint Laurent

        Yves Saint Laurent revenues were € 32.9 million, compared to € 33.1 million. As the weight of Yves Saint Laurent's business in Europe is higher than for many luxury brands, the effect of the slowdown in Europe was particularly severe. The operating loss before goodwill and trademark amortization was € 21.5 million, compared to € 19.7 million. The operating loss, after goodwill and trademark amortization of € 5.8 million, was € 27.3 million, compared to € 25.4 million.

        Retail sales resumed growth in the months of May and June. Management expects the strong Fall/Winter collection as well as the expansion of the retail network to support sales growth in the second half of 2003. In June, Yves Saint Laurent inaugurated an important store on 57th Street, off Fifth Avenue, in New York and an accessory-only store in an excellent location on via Condotti in Rome. In early Fall it will open flagship stores in Beverly Hills (Rodeo Drive), Hong Kong (Canton Road) and London (Bond Street).

•    YSL Beauté

        YSL Beauté sales were € 140.9 million compared to € 142.6 million in 2002. During the first quarter, YSL Beauté launched Kingdom for Alexander McQueen and Essenza di Zegna for Zegna, while preparing the introduction of Stella, the first Stella McCartney fragrance, this Fall.The start-up and communication expenses to launch the new fragrances were the principal factors causing YSL Beauté to incur a € 7.0 million operating loss before goodwill and trademark amortization, compared to an operating profit before goodwill and trademark amortization of € 3.0 million. The operating loss, after goodwill and trademark amortization of € 10.2 million, was € 17.2 million, compared to € 7.3 million.

•    Other Operations

        Revenues were € 81.5 million compared to € 67.2 million.

        The operating loss before goodwill and trademark amortization was € 20.3 million compared to € 15.7 million, an increase due primarily to the costs associated with the development of the Group's emerging brands (Stella McCartney, Alexander McQueen, and Balenciaga), Boucheron and Bottega Veneta.

        The operating loss, after goodwill and trademark amortization of € 10.9 million, was € 31.2 million, compared to € 25.4 million.

        Boucheron generated growth thanks to good performance from the Place Vendome flagship and the Japanese shops-in-shop. The company presented a strong new watch model at the Basel Watch Fair in April 2003. Bottega Veneta continued to achieve exceptional growth. Each of the emerging brands—Stella McCartney; Alexander McQueen; Balenciaga—produced strong revenue growth in the quarter. Collectively, revenues more than doubled. Balenciaga opened a store in lower Manhattan in February, while Alexander McQueen and Stella McCartney each opened a store in London this Spring. Alexander McQueen launched a women's fragrance, Kingdom, in March, whereas Stella McCartney's first fragrance, Stella, was presented to the press in June.

•    Other Items

        During the first quarter, the Group purchased 3,203,987 of its own shares for an aggregate cost of € 281.6 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Supervisory Board

        Under Dutch law and the Articles of Association of the Company, the management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Supervisory Board advises the Management Board and is responsible for supervising the policies pursued by the Management Board and the general course of affairs of the Company and its business. In fulfilling their duties, the members of the Supervisory Board must serve the interests of the Company and its business.

        The Supervisory Board consists of such number of members as may be determined by the shareholders, with a minimum of three members. Pursuant to the Restated SIA, PPR is entitled to nominate four of the eight members of the Supervisory Board and the remaining four directors, one of whom acts as Chairman, must be independent. Ms. Barbizet, Mr. Marteau, Mr. Pinault and Mr. Weinberg were nominated for election to the Supervisory Board by PPR and the other four members are independent.

        The members of the Supervisory Board are elected by the shareholders for a term commencing on the day following the Annual General Meeting of shareholders (which, under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the AGM of Shareholders in the next fiscal year. Nominations of candidates to fill vacancies may be made by a holder or holders of 10% or more of the outstanding Shares and/or by the Supervisory Board. At present, the Supervisory Board consists of the following eight members:

Members of the Supervisory Board (July 1, 2003):

Name	Position	Age	Year of Initial Election
Adrian D.P. Bellamy (1)(2)	Chairman	61	1995
Patricia Barbizet	Member	48	1999
Aureliano Benedetti (1)	Member	67	1995
Reto F. Domeniconi	Member	67	1997
Patrice Marteau	Member	55	1999
François Henri Pinault	Member	40	2001
Karel Vuursteen (1)(2)	Member	61	1996
Serge Weinberg (2)	Member	52	1999

(1)
Member of Audit Committee

(2)
Member of Remuneration Committee

        Adrian D. P. Bellamy    is a member of the Supervisory Board and serves as its Chairman and as a member of its Remuneration Committee and its Audit Committee. Mr. Bellamy is Executive Chairman of The Body Shop International PLC, Chairman of Reckitt Benckiser plc, Director of Gap Inc., Director of The Robert Mondavi Corporation, Director of Williams-Sonoma, Inc. Mr. Bellamy was Chairman and Chief Executive Officer of DFS Group Limited, a specialty retailer. He is 61 years of age.

        Patricia Barbizet    is a member of the Supervisory Board. Ms. Barbizet is Chief Executive Officer of Artemis S.A. In addition, Ms. Barbizet is Chairman of the Supervisory Board of PPR. Ms. Barbizet is also a member of the boards of several operating companies affiliated with Artemis S.A. and Pinault Printemps Redoute ("PPR"), respectively. She is 48 years of age.

        Aureliano Benedetti    is a member of the Supervisory Board and serves as a member of its Audit Committee. Mr. Benedetti currently serves as the Chairman of the board of directors of Cassa di Risparmio di Firenze SpA, Centro Vita Assicurazioni SpA, Eptaconsors SpA. In addition, Mr. Benedetti is Vice Chairman of the Board of Directors and the Executive Committee of A.B.I. (Italian Banking Association).

He also serves as a member of the Board of directors of several industrial and financial companies. He is 67 years of age.

        Reto F. Domeniconi    is a member of the Supervisory Board. He has been a director of Nestle S.A. from 1996, when he stepped down as Executive Vice President in charge of Finance, Control and Administration (a position he had held since 1985) until 2001. Dr. Domeniconi is also a member of the boards of directors of several international industrial and financial companies. He is 67 years of age.

        Patrice Marteau    is a member of the Supervisory Board. Mr. Marteau has been Corporate Secretary and Chief Financial Officer of PPR since 1995, when he stepped down as Corporate Secretary and Chief Financial Officer of FNAC, a PPR subsidiary. Prior to joining the PPR group, Mr. Marteau, among other things, served as Executive Vice President, Asia Pacific Region, responsible for the development and management of operating units, and as Corporate Controller with Danone. Prior to joining Danone in 1984, he held several financial accounting positions with Pechiney. He is 55 years of age.

        François Henri Pinault    is a member of the Supervisory Board. Mr. Pinault is General Partner and Manager of Financière Pinault (parent of Artemis S.A.). In addition, Mr. Pinault is Managing Director of Artemis S.A. and a member of the Supervisory Board of PPR. He is also a member of the Board of several operating companies affiliated with Artemis S.A. and PPR. He is 40 years of age.

        Karel Vuursteen    is a member of the Supervisory Board, Chairman of its Audit Committee, and a member of its Remuneration Committee. Mr. Vuursteen is Ex-Chairman of the Executive Board of Heineken N.V. He also serves as a director of AB Electrolux, Randstad Holding N.V., Ahold N.V., Akzo Nobel N.V., and ING Group N.V. In addition, Mr. Vuursteen is Vice Chairman of the Supervisory Board of Nyenrode University. Prior to joining Heineken in 1991, Mr. Vuursteen served as Chief Executive Officer of Philips Lighting Company, North America, a subsidiary of Philips Electronics N.V. He is 61 years of age.

        Serge Weinberg    is a member of the Supervisory Board and serves as a member of its Remuneration Committee. Mr. Weinberg is Chief Executive Officer and Chairman of the Management Board of PPR since 1995. Between 1990 and 1995, he served as Chief Executive Officer of Compagnie Française de l'Afrique Occidentale, a major trading company which later merged with the Pinault group, and, subsequently, Rexel. Prior to joining the PPR group in 1990, Mr. Weinberg served as President and CEO of Havas Tourisme and as Executive Director and member of the Board of Pallas Finance. Mr. Weinberg is also a member of the Board of several operating companies affiliated with PPR and a member of AFEP (Association Française des Entreprises Privées). He is 52 years of age.

        There is no family relationship among any of the above-named Supervisory Board members of the Company.

Management Board

        The management of the Company is entrusted to the Management Board under the supervision of the Supervisory Board. The Articles of Association provide that the Supervisory Board may from time to time adopt written policies (directiereglement) governing the internal organization of the Management Board, including directions to the Management Board concerning the general financial, economic, social and personnel policies of the Company. In addition, the Articles of Association provide that the Supervisory Board may specify by resolution certain actions by the Management Board that require its prior approval. The Supervisory Board adopted such a resolution on October 23, 1995 and amended it on March 19, 1999. As a result, the matters which must be approved by the Supervisory Board include, among others:

  •
  the strategic plan for the Company;

  •
  the capital expenditure and advertising and communications budgets;

  •
  the grant or amendment of any material license of a Gucci trademark;

  •
  the establishment of or changes to the Company's primary credit facility; and

  •
  the forwarding of the annual audited financial statement of the Company to the shareholders.

        The shareholders also have the power to specify actions of the Management Board that require shareholder approval; to date, no shareholder resolution limiting the powers of the Management Board has been adopted.

        The Management Board consists of such number of members as may be determined by the Supervisory Board. Members of the Management Board are elected by the shareholders for a term commencing on the day following the annual general meeting of shareholders (which, under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the annual general meeting of shareholders in the next fiscal year. Nominations of candidates to fill vacancies may be made by the Supervisory Board. The current members of the Management Board are:

Members of the Management Board (July 1, 2003):

Name	Position	Age	Year of Initial Election
Domenico De Sole	Chairman	59	1995
Tom Ford	Vice Chairman	41	2002
Aart Cooiman	Member	61	1995

        There is no family relationship between the three above-named Management Board members of the Company.

Management Committee and Executive Officers

        As a legal matter, the Management Committee and the executive officers of the Company support the Management Board in its management of the Company. In practice, the Management Committee and the executive officers and the Management Board share management responsibilities.

Members of the Management Committee (July 1, 2003):

Name	Position	Age
Domenico De Sole	President and Chief Executive Officer, Gucci Group	59
Tom Ford	Creative Director, Gucci Group	41
Brian Blake	Executive Vice President, Gucci Group; President of Gucci Group Watches; President and Chief Executive Officer of Boucheron	47
Patrizio Di Marco	President and Chief Executive Officer, Bottega Veneta	40
Mark Lee	President and Chief Executive Officer, Yves Saint Laurent	40
James McArthur	Executive Vice President and Director of Strategy and Acquisitions, Gucci Group; President, Emerging Brands	43
Renato Ricci	Worldwide Director of Human Resources, Gucci Group	58
Chantal Roos	President and Chief Executive Officer, YSL Beauté	59
Giacomo Santucci	President and Chief Executive Officer, Gucci Division	47
Robert Singer	Executive Vice President and Chief Financial Officer, Gucci Group	51

Executive Officers of the Company (July 1, 2003):

Name	Position	Age
Jürg Alispach	Chief Executive Officer, Gucci Group Watches	49
Solange Azagury Partridge	Creative Director, Boucheron	42
Fabio Bacci	Chief Financial Officer, Stella McCartney	37
David Bamber	Vice President of Creative Services, Gucci	52
Rodrigo Bazan	Chief Financial Officer, Alexander McQueen	28
Christian Bédat	Managing Director and Creative Director, Bédat & Co.	39
Marco Biagioni	Director of Tax Planning and Treasury, Gucci Group	43
Francesco Buccola	Chief Financial Officer, Gucci	47
Simonetta Ciampi	Design Director, Yves Saint Laurent	53
Alberto Da Passano	Chief Financial Officer, Yves Saint Laurent	39
Patrick de Vismes	Chief Financial Officer, Balenciaga	33
Emilio Foà	Controller, Gucci Group	40
Marco Forneris	Chief Information Officer, Gucci Group	52
Tomaso Galli	Director of Corporate Communications, Gucci Group	40
Marco Gentile	Chief Financial Officer, Sergio Rossi	37
Nicolas Ghesquière	Creative Director, Balenciaga	32
Francesco Giannaccari	Chief Financial Officer, Bottega Veneta	38
Alexandra Gillespie	Worldwide Director of Advertising, Gucci Group	36
Thomas Indermuhle	Chief Financial Officer, Boucheron	37
Karen Joyce	Director of Corporate Image, Gucci Group	40
Yann Kerlau	Deputy General Manager, YSL Beauté	55
William Kim	Chief Financial Officer, Gucci Group Watches	30
Isabella Kron	Vice President of Accessory Design, Gucci	40
Jean Guillaume Lecomte	Chief Financial Officer, YSL Beauté	43
Stella McCartney	Creative Director, Stella McCartney	32
Alexander McQueen	Creative Director, Alexander McQueen	34
Cedric Magnelia	Director of Investor Relations and Corporate Development, Gucci Group	37
Tomas Maier	Creative Director, Bottega Veneta	46
Patricia Malone	President of Gucci America, Inc., Gucci	50
Fabienne Mandaron	Director of Stores, Europe and Middle East, Yves Saint Laurent	40
Tom Mendenhall	Worldwide Director of Merchandising, Gucci	42
Dino Modolo	Chief Executive Officer, Luxury Timepieces Design	47
Lee Pearce	Director of Store Planning and Architectural Services, Gucci Group	46
Pascal Perrier	Director of Licensing, Gucci Group	39
Stefano Pilati	Design Director, Yves Saint Laurent	38
Massimo Piombini	Worldwide Director Sales and Marketing, Boucheron	42
Philippe Pourille	Vice President International Subsidiaries, YSL Beauté	52
Mimi Pun	President of Gucci Group, Asia (excluding Japan)	51
Luc Rafflin	Director of Human Resources, Yves Saint Laurent	48
John Ray	Men's Ready-to-Wear Design Director, Gucci	43
Sergio Rossi	President and Creative Director, Sergio Rossi	67
Lisa Schiek	Worldwide Director of Communications, Gucci Group	43
Joshua Schulman	Worldwide Director of Merchandising, Yves Saint Laurent	31
James Seuss	Chief Executive Officer, Stella McCartney	39
Richard Swanson	Director of Internet Activities	46
Toshiaki Tashiro	President of Gucci Group, Japan	54
Allan Tuttle	General Counsel	64
Sue Whiteley	Chief Executive Officer, Alexander McQueen	47
Jonathan Wood	Chief Operating Officer, Gucci Group Watches	39
Oliver Yang	General Manager of European and Middle East Region, Gucci	38

        Domenico De Sole is President, Chief Executive Officer and Chairman of the Management Board of Gucci Group, and a member of the Board of Directors of certain of the Company's operating subsidiaries. From October 1994 until his appointment as Chief Executive Officer in 1995, Mr. De Sole was the Chief Operating Officer of the Gucci Group. From 1984 to 1994, Mr. De Sole was President and Chief Executive Officer of Gucci America, Inc., Gucci's largest retail subsidiary. Mr. De Sole is also a member of the Board of Directors of Procter and Gamble and Bausch & Lomb.

        Aart Cooiman is a member of the Company's Management Board. He is also an executive of "Staten" Trust en Administratiekantoor.

        Tom Ford is Creative Director and Vice-Chairman of the Management Board of Gucci Group and the Chief Designer for the Gucci and Yves Saint Laurent brands. Mr. Ford began his career with the Company in 1990 as Gucci's chief women's ready-to-wear designer, before becoming Design Director. Mr. Ford was the Design Director of Perry Ellis Women's America Division from 1988 to 1990 and Senior Designer of Cathy Hardwick from 1986 to 1988.

        Brian Blake is Executive Vice President of Gucci Group, and since the Spring of 2003 President of Gucci Group Watches and President and Chief Executive Officer of Boucheron. From January 2000 until March 2001, he was President of the Gucci Division. From 1997 to 2000, he was Executive Vice President, Sales & Merchandising and in March 1998, he assumed the additional position of Chief Operating Officer. From November 1994 to 2000, Mr. Blake was the President and Chief Executive Officer of Gucci America, Inc. Mr. Blake joined Gucci America, Inc. in 1987 and has served in a number of different positions. Prior to joining the Group, Mr. Blake from 1997 to 1987 was employed by Lord & Taylor.

        Patrizio Di Marco is President and Chief Executive Officer of Bottega Veneta. Before joining Bottega Veneta, Mr. Di Marco was a senior executive of LVMH (Senior Vice President of Marketing and then President of Celine Corporation in the United States). Before joining LVMH, Mr. Di Marco worked for Prada in Hong Kong and Tokyo.

        Mark Lee is President and Chief Executive Officer of Yves Saint Laurent. Before heading Yves Saint Laurent, Mr. Lee from 1996 to 1999 was Worldwide Merchandising Director and Product Director of Women's Ready-to-Wear at Gucci. Mr. Lee was Managing Director of Jil Sander America Inc from 1994 to 1996 and Commercial Director of Giorgio Armani Corporation (responsible for North America) from 1989 to 1994.

        James McArthur is Executive Vice President and Director of Strategy and Acquisition of Gucci Group, and is also President of the Group's Emerging Brands. Before joining the Company in 2000, Mr. McArthur was a Managing Director of Morgan Stanley Dean Witter. Since the Company's initial public offering in 1995, Mr. McArthur has been closely associated with the Group as an advisor on substantially all of its external strategic initiatives.

        Renato Ricci is Director of Human Resources of Gucci Group. Prior to joining the Company in 1994, Mr. Ricci from 1987 to 1993 was Director of Human Resources of Gruppo Tirrena Assicurazioni.

        Chantal Roos is President and Chief Executive Officer of YSL Beauté. Prior to joining the Company in April 2000, Ms. Roos from 1990 to 2000 was President of BPI, where she launched Issey Miyake and Jean Paul Gaultier fragrances. From 1976 to 1990, Ms. Roos was successively Product Manager, Director of International Marketing, Directeur General and Directeur General Adjoint (C.O.O) for Yves Saint Laurent Parfums.

        Giacomo Santucci is President and Chief Executive Officer of Gucci Division. Prior to joining the Company in 2001, Mr. Santucci held various positions with Prada starting in the early 1990s, including Group Sales and Marketing Director, President and Managing Director of Asia Pacific and President of the Prada cosmetics business. Previously, Mr. Santucci was Senior Manager of Mc Kinsey and Co. in Milan and Paris, and from 1985 to 1990 General Manager for International Operations of Salvatore Ferragamo.

        Robert Singer is Executive Vice President and Chief Financial Officer of Gucci Group. Before joining the Company, Mr. Singer was an audit partner and a member of the Managing Committee of Coopers & Lybrand, Italy. Mr. Singer was the audit partner responsible for the Gucci account from October 1993 until he was appointed Chief Financial Officer in September 1995. Mr. Singer is a member of the Board of Directors of Fairmont Hotels and Resorts, Inc. (Toronto, Canada).

        Jürg Alispach is Chief Executive Officer of Gucci Group Watches. Mr. Alispach was Managing Director for Europe with Bulgari from 1988 to 2001 where he significantly developed the business and awareness of the brand in Europe. Previously, he was a partner in an audit and management consulting firm.

        Solange Azagury-Partridge is the Creative Director of Boucheron. Prior to joining Gucci Ms. Azagury-Partridge operated her own jewelry and interior design business.

        Fabio Bacci is Chief Financial Officer of Stella McCartney. Mr. Bacci was worldwide controller for Gucci Division in 2000 and 2001. From 1997 to 2000 he was controller of Gucci Italia's retail subsidiary. Prior to joining the Company, he was employed in the Financial Department of Arnoldo Mondadori Editore in Milan as divisional controller.

        Rodrigo Bazan is Chief Financial Officer of Alexander McQueen and from April 2002 to January 2003, he worked as Group Internal Audit Manager. Prior to joining the Company Mr. Bazan was part of the Corporate Audit team of Motorola EMEA based in the UK, and before that worked for 4 years for Deloitte and Touche Argentina.

        David Bamber is the Vice President of Creative Services of Gucci Division. Mr. Bamber joined Gucci in 1991. He was appointed Gucci Design Director Mens and Womens Ready-to-wear in 1997 and Vice President of Creative Services in 2000.

        Christian Bédat is Managing Director and Creative Director of Bédat & Co. Mr. Bédat founded Bédat & Co in October 1996. From 1990 to 1996, Mr. Bédat was responsible for product development and marketing for Raymond Weil in Geneva.

        Marco Biagioni is the Tax Planning and Treasury Director of Gucci Group. From 1996 to 1998, Mr. Biagioni was Gucci's Tax Consulting and Planning Manager. Before joining the Company, Mr. Biagioni worked from 1987 to 1996 at Studi e Ricerche Fiscali, a subsidiary of Istituto Mobiliare Italiano, where he specialized in taxation of financial instruments and institutions. From 1985 to 1987, he served in the tax department of Banco di Roma.

        Francesco Buccola is the Chief Financial Officer of Gucci Division. From 1995 to 2000, Mr. Buccola was the Company's Director of Internal Auditing. Before joining the Group, Mr. Buccola was an audit manager of Coopers & Lybrand, Italy.

        Simonetta Ciampi is the Design Director of Leather Goods of Yves Saint Laurent. Prior to joining Yves Saint Laurent in September 2001, Ms. Ciampi spent 17 years working for Prada before joining Escada as their Design Director in 2000.

        Alberto Da Passano is the Chief Financial Officer of Yves Saint Laurent. Mr. Da Passano was Group Controller from 1995 to 1999 and in charge of budgeting and reporting to the Control Department from 1991 to 1995. Prior to joining the Company, he was employed in the Financial Department of Magneti Marelli in Milan.

        Patrick De Vismes is Chief Financial Officer of Balenciaga. Prior to joining the Company Mr. de Vismes was controller at Yves Saint Laurent in charge of the non retail operations and the consolidation.

        Emilio Foà is the Gucci Group Controller. Before joining the Company in 2001, Mr. Foà worked in the finance department of 3M Italy, as a Controller of Schering-Plough Italy, as the Finance Director of Boehringer Mannheim Italy and most recently, as Finance Director of GlaxoSmithKline Italy.

        Marco Forneris is Chief Information Officer of Gucci Group. Before joining the Company, Mr. Forneris was Group CIO of Assicurazioni Generali in Trieste. In the past, Marco has been Managing Director for Organization and Information Technology at Il Sole 24 Ore Group, Partner and Senior Manager for the senior technology consulting firm, Mesarteam (now Atos Origin Group) in Turin, Deputy IT manager in Olivetti, Professor at the Turin University (Computer Science).

        Tomaso Galli is Director of Corporate Communications of Gucci Group. Prior to joining the Group in 1999, Mr. Galli was the Partner/Director Corporate Relations Europe at Ketchum, one of the leading global public relations consultancies. Prior to Ketchum, Mr. Galli has worked for other public relations firms in Genoa and Milan, Italy, as well as in Paris, France.

        Marco Gentile is Chief Financial Officer of Sergio Rossi and was controller of Gucci Timepieces from July 1998 to December 1999. Prior to joining the Group, Mr. Gentile was an audit manager of Coopers & Lybrand in London.

        Nicolas Ghesquière is Creative Director of Balenciaga. Mr. Ghesquière has been Creative Director of Balenciaga since 1997, having joined that company as a designer in 1995.

        Francesco Giannaccari is Chief Financial Officer of the Bottega Veneta Group. Mr. Giannaccari joined Gucci in 1997 as Controller of European retail operations and became Chief Financial Officer European retail operations in 1998. Prior to joining the Group, he was Divisional controller in La Rinascente.

        Alexandra Gillespie is Worldwide Director of Advertising of Gucci Group. Ms. Gillespie joined the Company in June 1998 as Worldwide Advertising and Marketing Director for the Group. From 1993 to 1998 she was Vice President of Global Media at Calvin Klein.

        Thomas Indermuhle is Chief Financial Officer of Boucheron. He joined Boucheron in 1996 as Controller for the United States and was appointed Group Controller in 1999. Before joining Boucheron, Mr. Indermuhle was Corporate Controller of Schweizerhall in Switzerland.

        Karen Joyce is the Director of Corporate Image of Gucci Group. Ms. Joyce joined Gucci in October 1989 and was appointed Art Director in 1997.

        Yann Kerlau is Deputy General Manager of YSL Beauté. Before joining YSL Beauté, Mr. Kerlau practiced law and in 1995 established the law firm Kerlau & Partners. From 1988 to 1994, Mr. Kerlau was General Counsel of YSL Perfums and Sanofi Beauté.

        William Kim is Chief Financial Officer of Gucci Group Watches. From March 2001 to April 2003, he was Chief Financial Officer of Alexander McQueen and from February 2000 to March 2001, he worked as the Group Internal Audit Manager. Prior to joining the Group, Mr. Kim worked for Coopers & Lybrand in Denver, Colorado and in Seoul, Korea.

        Isabella Kron is Vice President of Accessory Design of Gucci Division. Ms. Kron was appointed Gucci Design Director for leather goods, shoes and accessories in October 1995 and from 1994 to 1995, Ms. Kron was Gucci's Designer for leather goods. Prior to joining the Group, Ms. Kron from 1992 to 1994 was a designer at Calvin Klein and from 1986 to 1992 was a designer at Giorgio Armani.

        Jean-Guillaume Lecomte is Chief Financial Officer of YSL Beauté. Before joining the Company, from 1985 he was Group Treasurer for Sanofi Group and previously worked for Arthur Andersen.

        Stella McCartney is Creative Director of Stella McCartney. Prior to joining the Company, Ms. McCartney from 1996 to 2000 was Chief designer for Chloe.

        Alexander McQueen is Creative Director of Alexander McQueen. Prior to joining the Company, Mr. McQueen was the Chief Designer of the Alexander McQueen signature line as well as from October 1996 through March 2001 the Chief Designer of Givenchy, Paris.

        Cedric Magnelia is Director of Investor Relations and Corporate Development of Gucci Group. Prior to joining the Company, Mr. Magnelia was Vice President in European Equity Research at Credit Suisse First Boston, with a specialty in consumer goods and luxury sectors.

        Tomas Maier is Creative Director of Bottega Veneta. Prior to joining Bottega Veneta in June 2001, Mr. Maier was an independent designer, having launched his own label in 1998. Prior to that, for nine years, he was Women's Ready to Wear Designer at Hermès.

        Pat Malone is President of Gucci America. From 1996 to 1997, Ms. Malone was Gucci America's Senior Vice-President and General Merchandise Manager. In 1995 Ms. Malone was appointed Director of Merchandising and Sales after having been Merchandising Manager of Handbags from 1993 to 1995. Prior to joining the Company, Ms. Malone from 1990 to 1993 was Merchandise Manager of Accessories at Fendi New York..

        Fabienne Mandaron is Director of Stores, Europe and the Middle East of Yves Saint Laurent. From September 1993 until January 2000, Ms. Mandaron held various positions in administration and operations for Yves Saint Laurent.

        Tom Mendenhall is Worldwide Director of Merchandising of Gucci Division. He joined Gucci in 1996 as Gucci's Worldwide Director of Image and Sales. From 1998 to 1999 he held the positions of Worldwide Director of Menswear and Associate Worldwide Director of Merchandising. Before joining the Company, he held various positions at Charivari in New York.

        Dino Modolo is Chief Executive Officer of Luxury Timepieces Design. Before the merger of the Di Modolo companies with the Gucci Group, Mr. Modolo was the owner and CEO of Di Modolo and Di Modolo Associates. Mr. Modolo is also Executive Vice-President of Product design, development and Marketing of Di Modolo International LLC—New York.

        Lee Pearce is Worldwide Director of Store Planning and Architectural Services of Gucci Group. Prior to his Group position, he was the Worldwide Director of Store Planning and Architectural Services for the Gucci brand. Mr. Pearce joined the Group in March 1997 as the Director of Store Planning for Gucci America. Prior to joining the Group, Mr. Pearce held senior managerial and design positions with various architectural firms.

        Pascal Perrier is Director of Licensees for the Gucci Group. Mr. Perrier was Chief Executive Officer of Balenciaga from July 2001 to June 2003 and prior to this, Worldwide Director of Licensing at Yves Saint Laurent. Before joining Yves Saint Laurent, Mr. Perrier from May 1999 to February 2000 was Managing Director of Celine and from 1993 to 1999 President of Celine Japan and Asia Pacific.

        Stefano Pilati is Design Director of Yves Saint Laurent. Prior to joining the Group, he was a designer at Prada, working for the Miu Miu men's and women's lines. From 1992 to 1993, Mr. Pilati was employed at Armani as Assistant Men's Design Director.

        Massimo Piombini is General Manager, Jewelry and Watches of Boucheron. Prior to joining the Company, he managed the retail operations for Bulgari Corporation of America and was responsible for the wholesale operations of Bulgari Europe.

        Philippe Pourille is Vice President International Subsidiaries of YSL Beauté. Mr. Pourille, from 1983 to 1992 was Export Marketing Director, from 1992 to 1995 was Export Director and from 1995 to 1998 was Managing Director of YSL France. Prior to joining YSL Beauté, Mr. Pourille held various marketing positions at Chrysler and Levi Strauss.

        Mimi Pun is President of Gucci Group for non-Japan Asia. Prior to joining the Company, Ms. Pun was Executive Vice-President for Donna Karan, DKNY and A/X (North Asian Region). From 1985 to 1995, Ms. Pun worked at Joyce Boutique initially as Merchandising Manager and later as General Manager.

        Luc Rafflin is Director of Human Resources at Yves Saint Laurent. Before joining Yves Saint Laurent, he was responsible for the Personnel Administration of YSL Parfums.

        John Ray is Men's Ready-to-Wear Design Director of Gucci Division. Mr. Ray was employed by Gucci in 1998 as a consultant to the Men's Wear Design and a year later as Men's Wear Design Director.

        Sergio Rossi is President and Creative Director of Sergio Rossi. He founded Sergio Rossi in 1950.

        Lisa Schiek is Worldwide Director of Communications of Gucci Group. Ms. Schiek joined the company in 1990 as Director of Public Relations for Gucci America. From 1985 to 1990, she was the Director of Communications for Carolyne Roehm Inc.

        Joshua Schulman is Worldwide Director of Merchandising of Yves Saint Laurent. Mr. Schulman joined the Group in November 1997 as Gucci Merchandising Director for Women's Ready-To-Wear. From 1993 to 1997, he was the Director of Sales and then Vice President/Director of Sales and Marketing at Richard Tyler/Tyler Trafficante.

        James Seuss is Chief Executive Officer of Stella McCartney. Before joining the Company, Mr. Seuss was Managing Director of Tiffany & Co. where he held a variety of positions from 1989 to 1997, his last position was as Vice President of Sales in the International division.

        Richard Swanson is Director of Internet Activities of Gucci Group. He joined the Group as Director of Strategic Planning in February 1995, after working closely with the Company's management as a Principal of Investcorp from 1987 to 1994, during which time he served as a member of the board of directors of certain of the Company's operating subsidiaries. Prior to joining Investcorp in 1987, Mr. Swanson was a member of Ernst & Whinney's Mergers & Acquisitions Department.

        Toshiaki Tashiro is President and Chief Executive Officer of Gucci Group Japan. Before joining the Company in 1997, Mr. Tashiro worked for Isetan where he was President of Barney's Japan Co.

        Allan Tuttle is General Counsel of Gucci Group. Before joining the Company, Mr. Tuttle has been a partner of the Washington D.C. law firm of Patton Boggs & Blow since 1977. At Patton Boggs, Mr. Tuttle represented Gucci America Inc., primarily in intellectual property and contract matters.

        Sue Whiteley Chief Executive Officer of Alexander McQueen. Prior to joining Gucci Group, Ms. Whiteley was Buying Director Women's Wear and Director of Harvey Nichols.

        Jonathan Wood is Chief Operating Officer of Gucci Group Watches. He joined the Group as Chief Financial Officer, Europe in June 1996 from Coopers & Lybrand, Italy where he had served as Senior Manager for the Gucci Group account since 1993.

        Oliver Yang is General Manager of European and Middle East Region of Gucci Division. Before joining Gucci in 2001, Mr. Yang was the CEO of Eyewear International Distribution Limited and Cosmetics International Limited for Prada Group Hong Kong.

        There is no family relationship among any of the above-named Management Committee members or Executive Officers of the Company.

B. Compensation

        The aggregate amount paid by the Company in fiscal year 2002 to the members of the Management Board, Management Committee and members of the Supervisory Board as a group (22 persons, including 2 executives who resigned in the first quarter of 2003) was approximately € 15.5 million. Compensation to the individual members of the Management Board and Supervisory Board is provided on pages 193 to 196 of the Company's Annual Report 2002. In addition, in 2002 the Company granted options under the Company's Incentive Stock Option Plan, as amended, for the purchase of (i) 40,000 shares to members of the Supervisory Board (8 persons) and (ii) 195,500 shares to the Management Board and Management Committee (13 persons, including 2 executives who resigned in the first quarter of 2003) at exercise prices ranging from US$ 87.66 per share to US$ 90.41 per share. The options granted expire ten years from the date of issuance.

        Gucci America, Inc. has entered into deferred compensation contracts with certain executive officers and members of the Management Board as well as with certain other key employees. The Company contributed approximately € 310,700 under contract plans and commitments in 2002. The Company's liability at year-end under such deferred compensation contracts is included in Note 13 to the Consolidated Financial Statements, appearing on pages 149 to 150 of the 2002 Annual Report (incorporated by reference herein).

        Members of the Management Committee are employed pursuant to employment agreements with terms expiring in October 2005 at the latest or for an indefinite term. In all cases continued renewal and/or continued employment is subject to mutual agreement. Domenico De Sole and Tom Ford have employment agreements with terms expiring in March 2004 and June 2004, respectively. They and the Company's Supervisory Board are currently discussing the extension of their employment agreements.

C. Board Practices

        All members of the Supervisory Board and Management Board are elected for one year terms commencing on the date following the AGM of Shareholders (which under Dutch law, must be held within six months after the close of the fiscal year) up to and including the day of the AGM of Shareholders in the next fiscal year and, if necessary, shall continue to serve thereafter until a successor is duly elected. For details of the period during which individual members have served on the Supervisory Board and Management Board, please see "Directors and Senior Management" above.

        Neither the Gucci Group nor any of its subsidiaries has service agreements in place with any members of the Supervisory or Management Boards providing for benefits upon termination of employment.

        Audit Committee:    The membership is Mr. Vuursteen (Chairman), Mr. Bellamy and Mr. Benedetti. Ms. Barbizet and Mr. Marteau resigned from the Audit Committee to constitute a fully independent Audit Committee. Mr. Marteau attends meetings as a non-voting observer. Meetings take place at least three times each year. The Chief Financial Officer, the Director of Internal Audit and the Group Controller and representatives of the external auditors normally are invited to attend meetings. At least once each year the Audit Committee meets with the director of Internal Audit and, separately, the external auditors without the presence of any executive officer. The Audit Committee provides assistance to the members of the Supervisory Board and Management Board in fulfilling their responsibility to the Group's shareholders in respect of corporate accounting, Group reporting practices and the quality and integrity of the Group's financial reports.

        Remuneration Committee:    The membership is Mr. Bellamy, Mr. Vuursteen and Mr. Weinberg. Meetings take place at least once each year and as frequently as the members may determine. The Chief Executive Officer normally is entitled to attend. The purpose of the Remuneration Committee is to ensure that the Senior Executives of the Group are fairly rewarded for their individual contributions to the Group's overall performance and to deal with certain issues relating to the trading of shares by employees and affiliates of the Company.

        Strategic and Financial Committee:    The Strategic and Financial Committee, consisting of three PPR Directors and two independent directors. The Strategic and Financial Committee discusses and approves certain matters prior to their submission to the full Supervisory Board for approval, including the Company's strategic plan; certain investments, strategic acquisitions and dispositions; certain capital expenditures and incurrence of debt outside the ordinary course of business; changes in the Company's capital structure; any amendment to the Company's Articles of Association or the rules of the Supervisory Board; any legal mergers, demergers, spinoffs, dissolutions and applications relating to bankruptcy or reorganizations and the appointment of the Chairman of the Supervisory Board. Managing Directors will be nominated by the independent directors and approved by the Strategic and Financial Committee. If not approved by the

Strategic and Financial Committee, the matters described above must be approved by at least 75% of the members of the Supervisory Board then in office in order to take effect.

D. Employees

Number of Employees

By Segment	January 31, 2003	January 31, 2002	January 31, 2001
Gucci Fashion and Accessories	4,053	3,831	3,508
Gucci Group Watches	429	521	384
Yves Saint Laurent	828	735	751
YSL Beauté	3,545	3,429	3,641
Other Operations	1,716	1,310	855
Corporate	113	108	84

Total	10,684	9,934	9,223

By Region	January 31, 2003	January 31, 2002	January 31, 2001
Europe	6,810	6,463	5,781
United States	1,272	1,275	1,732
Japan	1,373	1,304	892
Non-Japan Asia	860	720	717
Rest of World	369	172	101

Total	10,684	9,934	9,223

By Activity	January 31, 2003	January 31, 2002	January 31, 2001
Executives and Managers	643	608	586
Office, Sales and Clerical	7,839	7,365	6,774
Production	2,202	1,961	1,863

Total	10,684	9,934	9,223

        The number of employees—full time and full time equivalent—was 10,821 on April 30, 2003 and 10,684 on January 31, 2003; 9,934 on January 31, 2002; and 9,223 on January 31, 2001. On January 31, 2003, YSL Beauté had 627 persons employed on a part time basis, mainly in the area of distribution. The Company did not employ a significant number of temporary employees during the last financial year.

        The Group has experienced no recent material work stoppages and believes that its relationships with its employees and Labor Unions are excellent.

E. Share Ownership

        The Company maintains an Incentive Stock Option Plan, under which it grants options from time to time to directors and employees. Options are generally granted to directors and employees at an exercise price equal to the fair market value of the shares on the date of grant. In exceptional circumstances, options may be granted at strike prices below or above market price on the date of grant. The options that have been granted vest proportionally for each completed year of service to the Company, over a period of four or five years from the date of issuance, and will expire ten years from the date of issuance. Certain options vest immediately.

        A description of the Company's Stock Option Plan, including the New Option Plan providing for the conversion of options into Stock Appreciation Rights ("SARs") in the event shareholders exercise the put option and Gucci Group becomes a wholly owned affiliate of PPR, is presented on page 155 of the 2002 Annual Report.

        As of July 1, 2003, the Company had options in respect of 8,512,873 common shares outstanding—3,880,362 of which were vested—with exercise prices ranging from US$ 15.00 to US$ 128.00 per share. As of July 1, 2003, Mr. De Sole held options that were exercisable in respect of 1,369,000 shares with exercise prices of between US$ 32.69 and US$ 103.00, representing 1.4% of the outstanding shares. As of July 1, 2003, Mr. Ford held options that were exercisable in respect of 1,200,000 shares with exercise prices of US$ 103.00 and US$ 128.00, representing 1.2% of the outstanding shares. Other than Mr. De Sole and Mr. Ford, each member of the Supervisory Board and the Management Committee individually beneficially owns less than 1% of the outstanding shares. Further details are presented on pages 194-195 of the 2002 Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The Group has a single class of shares, referred to as common shares, for which one share is equal to one vote.

        Ownership of the Gucci Group changed significantly in the second half of 2001 when LVMH, Gucci Group and PPR settled outstanding issues and reached an agreement, pursuant to which PPR purchased from LVMH 8,579,337 common shares for a price of US$ 94.00 per common share. Moreover, on December 17, 2001, LVMH sold 11,565,648 common shares, representing 11.5% of Gucci's then outstanding share capital, to Crédit Lyonnais for a purchase price of US$ 89.6381 per common share (or an aggregate purchase price of US$ 1,036,722,345). Upon consummation of the sale, LVMH reported that it no longer beneficially owned any shares of the Company. Although PPR beneficially owns a majority of the issued common shares, pursuant to the Restated SIA, PPR's rights in respect of such common shares are subject to certain restrictions and limitations. (See Item 4.B.13 "Business Overview—Amended and Restated Strategic Investment Agreement"). During the course of Fiscal 2002 and in the first half of 2003, PPR was involved in the purchase of Gucci Group shares in the open market, which raised its position to 64,233,996 common shares. Under the Restated Strategic Investment Agreement, PPR is allowed to acquire additional common shares of the Company only if, as a result of such purchase shareholders other than PPR own no less than the greater of (i) 30% of the issued and outstanding common shares and (ii) 30 million common shares. PPR has indicated that it may do so, subject to market conditions.

        The following table sets forth the total number of shares owned by each shareholder whose ownership of Shares exceeds 5% of the Gucci Group outstanding shares:

Share Ownership (as a % of shares outstanding on July 1, 2003)

Name	No. of Shares Beneficially Owned		Percent of Outstanding Share Capital(3)
Pinault-Printemps-Redoute S.A.	64,233,996	(1)	64.6%
Crédit Lyonnais S.A.	11,484,609	(2)	11.5%

(1)
As reported by PPR on its Schedule 13D (Amendment No. 15) filed with the SEC on July 21, 2003.

(2)
As reported by Crédit Lyonnais S.A. on its Schedule 13G (Amendment No. 1) filed with the SEC on April 28, 2003.

(3)
As of July 1, 2003 the Company had 99,457,859 shares outstanding.

B. Related Party Transactions

        In 2002 the Company entered into commercial transactions with parties having interest in Gucci Group N.V. (PPR or minority shareholders of consolidated subsidiaries). These primarily involved wholesale product sales, cooperative advertising purchases, office supplies purchases from PPR-affiliate retailers as well as certain rental of stores and showroom space from minority shareholders. These transactions, conducted on an arm's length basis, represented less than 0.2% of consolidated revenues and 0.3% of consolidated operating expenses, respectively, in 2002.

        Management expects related third party transactions to continue to account for only a nominal portion of Group revenues and costs in future years.

C. Interests of Experts and Counsel

        Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements on pages 116 to 183 in the 2002 Annual Report.

  Legal Proceedings

        For a description of legal proceedings, see Item 4.B.11: "Business Overview—Legal Proceedings" and 4.B.12: "Business Overview—Settlement of the LVMH Litigation".

  Dividend Policy

        The Group's policy is to pay (usually in July) an annual dividend. The Supervisory Board customarily declares the dividend in May, which is subject to the adoption of the annual financial statements by the shareholders at the Annual General Meeting. The Annual General Meeting is usually held in late June or early July.

        On May 28, 2003, Gucci Group announced the Supervisory Board had declared a € 0.50 per share dividend from the profits the Group earned in 2002, subject to the adoption of the annual financial statements. At the Annual General Meeting held on July 16, 2003, the shareholders adopted the annual financial statements. The Euronext Amsterdam shares and NYSE shares commence trading ex-dividend on July 18, 2003. The record-date for NYSE registered shares is July 22, 2003. The payment date on the Euronext Amsterdam shares is July 25, 2003; payment on the NYSE shares will be promptly thereafter.

        In December 2001 as a result of the settlement of the LVMH litigation, PPR agreed to the payment of a special cash dividend of US$ 7.00 per common share to benefit all Gucci Group shareholders with the exception of PPR. For a description of the terms of the settlement, see Item 4.B.12: "Business Overview—Settlement of the LVMH Litigation".

        For information on the dividend per share paid by the Company in the years 1998 to 2002, see Item 3.A: "Selected Financial Data".

B. Significant Changes

        See "Subsequent events" concerning return of capital of € 13.50 per share, appearing on page 176 of the 2002 Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

        The shares are traded on the Official Segment of the Stock Market of Euronext Amsterdam N.V. ("Euronext Amsterdam") under the symbol "GCCI.AS", on the New York Stock Exchange under the symbol "GUC".

        The Shares of the Company are in registered form. Shares held outside the United States are registered in the system of NECIGEF (Nederlands Centraal Instituut voor Giraal Effectenverkeer, the Netherlands Central Institute for Giro Securities). Kas Associatie N.V. acts as transfer and disbursing agent for such shares. As of July 1, 2003, 102,745,717 common shares were issued, of which 3,287,858 were treasury shares held by the Company. Approximately 74.4%, of the issued common shares were held as registered shares in Amsterdam.

        Common shares held in the United States are held primarily as registered shares of New York registry (the "New York shares"), for which The Bank of New York is the transfer agent and registrar. As of July 1, 2003, approximately 25.6% of the issued and outstanding shares were represented by New York shares issued in the name of approximately 252 holders of record. Since many common shares are held by brokers and other nominees, these numbers are not representative of the actual number of U.S. beneficial holders or the number of New York shares beneficially held by U.S. persons. Amsterdam shares and New York shares may be exchanged for each other upon payment of certain fees.

Share Price: Annual 2002-1998

Year	NYSE High	US$ Low	Euronext Amsterdam High	€ Low
2002	99.4	82.5	110.9	83.9
2001	94.7	66.7	109.1	66.5
2000	116.2	72.9	122.0	81.4
1999	121.5	61.0	121.9	56.6
1998	75.3	31.5	65.0(1)	26.1(2)

(1)
The share price was Dutch Guilders ("NLG") 143.2 and has been converted to Euros at a rate of € 1.0000 to NLG 2.2037 for comparative purposes.

(2)
The share price was NLG 57.5 and has been converted to Euros at a rate of € 1.0000 to NLG 2.2037 for comparative purposes.

        For information regarding high and low share prices for quarterly periods of the last two years (2002, 2001), both on the New York Stock Exchange and the Euronext Amsterdam stock exchange, reference is made to page 209 of the 2002 Annual Report (incorporated by reference herein) where such information is listed.

        In First Quarter 2003, the high share price on the New York Stock Exchange was US$ 96.4, the low share price on the New York Stock Exchange was US$ 93.5, the high price on the Euronext Amsterdam exchange was € 91.0 and the low price on the Euronext Amsterdam exchange was € 85.0.

Share Price: Monthly June 2003–January 2003

Period	NYSE High	US$ Low	Euronext Amsterdam High	€ Low
June 2003	98.4	97.4	86.1	82.0
May 2003	98.0	96.0	86.5	81.2
April 2003	96.4	95.0	91.0	86.2
March 2003	96.1	94.0	90.7	85.0
February 2003	94.8	93.5	89.2	86.0
January 2003	94.5	91.5	89.7	85.4

B. Plan of Distribution

        Not Applicable.

C. Markets

        The shares are traded on the Euronext Amsterdam stock exchange under the symbol "GCCI.AS", on the New York Stock Exchange under the symbol "GUC".

Trading on Euronext Amsterdam

        Gucci Group shares began trading on the Amsterdam stock exchange on October 23, 1995, and since February 2000 Gucci Group is a part of the AEX Index of leading Dutch companies. On September 22, 2000 the Amsterdam Stock Exchanged merged, as described below, to create Euronext Amsterdam.

        Euronext Amsterdam is a subsidiary of Euronext N.V., a Dutch holding company. Euronext N.V., which also holds the shares of Euronext Paris, Euronext Brussels, Euronext LIFFE and Euronext Lisbon, was originally established as part of the merger of the Paris, Brussels and Amsterdam exchanges in September 2000. Following the merger of these exchanges, companies remain listed on the exchange on which they were originally listed. Financial instruments are traded on a single integrated trading platform across the exchanges, and are regulated by a single harmonized market rulebook. Applicable monitoring, surveillance, reporting and take-over rules will be those established by regulatory authorities in the jurisdiction where the company is listed.

        Trading on Euronext Amsterdam takes place each business day from 09:00 till 17:30 hours (Amsterdam time). However, Euronext Amsterdam may suspend or otherwise restrict trading in any stock, for such period as it determines, when it deems it necessary or appropriate in order to maintain a fair and orderly market.

        In 2001 Euronext Amsterdam migrated to the NSC system, the same system utilized by Euronext Paris and Euronext Brussels, for cash transactions. As a result of this migration, trading in financial instruments admitted to trading on the cash market of Euronext Amsterdam will take place on the basis of two mechanisms, the continuous trading mechanism and the auction mechanism:

          the continuous trading mechanism involves automated checking against the order book when orders are received to determine whether they can be executed immediately. Immediate execution then takes place, or if this is not possible, the order is placed in the central order book pending execution; and

          the auction mechanism is used to establish a single price at a particular moment, at which all buy and sell orders then-recorded are executed (if allowed by price conditions).

        The more liquid financial instruments use both pricing mechanisms. They trade continuously during the trading session, but start and end each trading session with an auction. Less liquid financial instruments trade continuously with a market maker or solely by auctions. A security can be moved from one mechanism to another, for example, when a market maker becomes active in a financial instrument traded solely in auctions and the issuer of such financial instrument requests that such financial instrument be moved to continuous trading.

        Trading for continuously traded stocks begins with a call phase from 7:15 a.m. through 9:00 a.m., when the opening auction begins, followed by continuous trading until 5:25 p.m. At 5:25 p.m., the call phase of the closing auction begins, followed by the closing auction at 5:30 p.m. The last-price trading period follows the closing auction and continues until 5:40 p.m.

        Trading hours for auction traded stocks begin with a call phase from 7:15 a.m. through 10:30 a.m., when the opening auction begins. Trading at the last price determined in the opening auction begins immediately after the auction and lasts until 11:00 a.m. Another call phase occurs from 11:00 a.m. through 4:00 p.m. when the closing auction begins. Following the closing auction, until 4:30 p.m., additional trading at the last price determined in the auction can take place.

        On February 1, 2001, Euronext Amsterdam transferred all of its clearing activities to Clearnet as part of the merger of the clearing organizations of the exchanges. Clearnet now acts as a central counterparty for each exchange individually, but, in the future, is expected to provide unified in-house clearing and netting in real-

time across all the Euronext exchanges, except for Euronext products traded in London which will continue to be processed through the systems of London Clearing House.

        In July 2002, Euronext announced its intentions to migrate derivatives to the LIFFE Connect electronic system. It is anticipated that Euronext Brussels and Euronext Paris will migrate to the LIFFE Connect electronic system in 2003 and Euronext Amsterdam and Euronext Lisbons' derivative markets will migrate at a later date.

        The Dutch Minister of Finance has delegated some of its supervisory tasks and powers with respect to Euronext Amsterdam under the Dutch 1995 Securities Act (Wet Toezicht Effectenverkeer 1995) to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). Euronext Amsterdam is responsible for approving prospectuses and admitting financial instruments to listing and trading on its markets. It is also in charge of establishing, supervising and enforcing rules in relation to its primary markets and trading on these markets.

D. Selling Shareholders

        Not Applicable.

E. Dilution

        Not Applicable.

F. Expenses of the Issue

        Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

        Not Applicable.

B. Memorandum and Articles of Association

        The following disclosure is qualified by reference to, and should be read in conjunction with, Exhibit 1.1. You should read the below information bearing in mind that:

          (a)   The information set forth below is based on the most recent Articles of Association of the Company, dated August 8, 2002 (the "Articles"), and on Dutch law.

          (b)   The Company is registered in the Chamber of Commerce and Industries for Amsterdam, in The Netherlands, under registration number 33223151.

          (c)   Under Dutch law, the Management Board is the corporate body responsible for the Company's management and the Supervisory Board is the body that supervises the management performed. Pursuant to internal regulations adopted by the Supervisory Board, action in respect of specified principal matters cannot be taken by the Management Board without the approval of the Supervisory Board.

  (i)
  The objects of the Company are set forth in Article 2 of the Articles, and are as follows:

  •
  to incorporate, acquire, participate in, finance, manage and to have any other interest in other companies or enterprises of any nature;

  •
  to raise funds by way of securities, banks loans, bond issues, notes and to borrow in any other way, to lend, to provide guarantees, including guarantees for debts of other persons, to assume commitments in the name of any enterprises with which it may be associated within a group of companies, and to perform all acts which in the broadest sense of the term, may be connected with or may be conducive to the foregoing. The Company will act as a holding Company and will not undertake any other commercial or industrial activity as referred above.

  (ii)
  The articles of the Company do not contain any provisions with respect to the director's power to vote if the director is materially interested. Consequently the general provisions of the Dutch Civil Code apply, which means that in case of a conflict of interest between the Company and a managing director, the Supervisory Board of the Company will represent the Company, unless the General Meeting of Shareholders appoints someone else. Under normal circumstances, the duty of the Supervisory Board is the supervision of the policy of the management and the general course of affairs of the Company and the companies connected. In performing its duties, a conflict of interest with the Company could arise in decision making. In such case the following will apply. As neither the Articles of Association of the Company nor the Dutch Civil Code contain any specific provisions in this regard, reference should be made (and this has been confirmed by Dutch case law) to the provisions of articles 8 and 140 of book 2 Dutch Civil Code, that obliges a member of the Supervisory Board to perform his/her duties bearing in mind the interest of the Company (article 140) and to act in all reasonableness and fairness (article 8). Consequently, a member of the Supervisory Board should in case of a conflict of interest with the Company act with extra care and precision. If the Supervisory Board director feels that even with the extra care and precision, he or she can not perform his or her duties as obliged by law, the member of the Supervisory Board should abstain from voting.

  Pursuant to the Articles, the Supervisory Board determines their own compensation by unanimous vote.

  Pursuant to the Articles, the Supervisory Board has the power to determine the salary, the bonus, if any, and the other terms and conditions of employment of the managing directors.

  The establishment of or any changes to the Company's principal credit facilities require the approval of a majority of supervisory directors voting. The incurrence of indebtedness outside the ordinary course of investment in excess of US$ 50 million, requires the approval of 75% of the supervisory directors voting. The chief executive officer may authorize borrowings up to such limits as may be established from time to time by the Supervisory Board. The borrowing powers of the chief executive officer can be varied by the Supervisory Board.

  As of April 23, 2002, Dutch law no longer requires mandatory retirement of supervisory directors at the age of 72. The Company's Articles do not set forth a maximum age upon which a director is required to retire.

  Directors are not required to own Shares to qualify.

  (iii)
  The Company has one class of Shares outstanding, being common shares. All Shares have equal dividend rights, rights to share in the profit and rights to surplus in a liquidation balance. The issued Shares are fully paid up, and not subject to further capital calls. No redemption provisions are attached. Upon the issue of Shares, a shareholder has a pre-emptive right, unless (i) this right has been limited or excluded by the Supervisory Board, (ii) shares are issued to employees, or (iii) shares are issued against a contribution in kind. Pursuant to the Articles, dividends in cash that have not been collected within five years and two days after having come due and payable shall revert to the Company. Directors are elected for a one year term and the entire Supervisory Board is elected annually. There are no provisions discriminating against any existing or prospective holder of share as a result of such shareholder owning a substantial number of Shares.

  (iv)
  The rights of a shareholder can be changed by amendment of the Articles. Such amendment requires a resolution of the shareholders meeting (no quorum requirement), adopted by a simple majority of the Shares present and voting, acting on a proposal of the Supervisory Board.

  (v)
  Each year, within six months after the end of the fiscal year, an annual general shareholders meeting must be held. Extraordinary general meetings of shareholders may be held as often as deemed necessary by the Supervisory Board and must be held if one or more shareholders and other persons entitled to attend such meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the managing board or Supervisory Board, specifying in detail the business to be considered.

  If the Managing Board and the Supervisory Board fail to comply with such a request in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons who have made the request may convene the meeting themselves.

  A notice convening a general meeting of shareholders must be published by advertisement which must at least be published in a national daily newspaper in the Netherlands and in the "Officiële Prijscourant (Official Pricelist) van Euronext Amsterdam N.V.". In addition, holders of registered shares must be notified by letter that the meeting is being convened. The notice convening a general meeting of shareholders must be sent no later than on the fifteenth day prior to the meeting.

  All shareholders and other persons entitled to vote at general meetings of shareholders are entitled to attend the general meetings of shareholders, to address the general meeting of shareholders and to vote. A holder of registered shares is always entitled to exercise the rights connected to the shares. Holders of Amsterdam Shares who do not hold their share(s) through a collective depot as referred to in the Act on the securities transactions by giro are required to inform the Managing Board in writing if they want to be represented at the Annual General Meeting of Shareholders. Such notification should be received by the Company no later than the day announced by the Company in the advertisements. Holders of Amsterdam Shares who hold their shares through a collective depot as referred to in the Act on the securities transactions by giro who wish to be (re)presented at the Annual General Meeting of Shareholders are required to deposit a written statement from their Bank to the effort that the number of shares mentioned in the statement is part of a collective depot as referred to in the Act on the securities transactions by giro and that the person mentioned in the statement is a participant for the number of shares specified and shall continue to be until the end of such meeting. The statement must be deposited at the Company or a designated third party by a date as announced in the advertisement. In the event a shareholder wishes to exercise its rights by a written power of attorney, the Company must have received the power of attorney on the same date as the notification of statement.

  Under the Articles, the Company will have registered shares only and the currently issued and outstanding bearer shares will be converted into registered shares.

  (vi)
  Other than statutory limitations on the ability of the Company to repurchase its own Shares, there are no provisions in the Articles or legal limitations that limit the rights of non-Dutch resident or foreign shareholders to hold Shares or exercise their voting right.

  (vii)
  The Articles do not contain any provision that would have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

  (viii)
  The Articles do not contain any provisions on the disclosure of share ownership. However, pursuant to Dutch law ("Wet Melding Zeggenschap"), a shareholder must disclose his shareholding to the STE (the Dutch Securities Board). The disclosure is obligatory each time a shareholder's holding falls into or out of one of the following ranges of percentages: 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%. Shareholders may also be subject to disclosure requirements under the US Securities Exchange Act of 1934.

  (ix)
  The Articles do not contain any provisions governing changes in the capital that are more stringent than required by law, with the exception of Article 4 pursuant to which a proposal from the Supervisory Board is required before the shareholders can resolve to cancel shares.

C. Material Contracts

        On January 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667.0 million expiring on July 21, 2005, subject to the following conditions:

Interest rate per annum:
from February 1, 2003 up to July 21, 2003	Libor + 0.275%
from July 22, 2003 up to July 21, 2005	Libor + 0.300%
Commitment fee per annum on the undrawn portion:
from February 1, 2003 up to July 21, 2003	0.1375%
from July 22, 2003 up to July 21, 2005	0.1500%

        The funding is subject to financial covenants as follows:

  —
  the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

  —
  the ratio of Net Financial Indebtedness to Earning Before Interests, Taxes, Depreciation and Amortization ("EBITDA") should not be greater than 3:1;

  —
  the ratio of EBITDA to Financial expenditure, net of any financial income should not be less than 4:1.

        The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements. On January 31, 2003, all these covenants were satisfied.

        Moreover, Gucci Group N.V is obliged to ensure that the aggregate total assets of certain subsidiaries of the Group represents not less than 85% of the total assets of the Group.

        On April 10, 2003, the Company announced it had finalized the acquisition of an important property in the Ginza district of Tokyo, for a budgeted investment of approximately € 68.5 million for fiscal 2003.

D. Exchange Controls

        None.

E. Taxation

        The following is a general summary of the tax consequences of the acquisition, ownership and disposition of the Shares based on tax laws of the Netherlands and the United States as in effect on the date hereof and is subject to changes in Netherlands or U.S. law, including changes that could have a retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than The Netherlands or the United States, nor does it take into account the individual circumstances of an investor. Shareholders and prospective investors in the Shares should consult their own tax advisers with regard to the Netherlands, U.S., or other tax consequences of the purchase, ownership or disposition of Shares.

Netherlands Taxation

        The following summary of Netherlands tax considerations is limited to the tax implications for an owner of Shares who owns less than 10% of the voting power of the Company (a "Shareholder").

1. Withholding Tax

        Dividends distributed by the Company generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression "dividends distributed by the Company" as used herein includes, but is not limited to:

  (i)
  distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

  (ii)
  liquidation proceeds, proceeds of redemption of Shares or, as a rule, consideration for the repurchase of Shares by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

  (iii)
  the par value of Shares issued to a Shareholder or an increase of the par value of Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made; and

  (iv)
  partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits ("zuivere winst"), unless the general meeting of shareholders of the Company has resolved in advance to make such repayment and provided that the par value of the Shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association of the Company.

        When a Shareholder is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such country, such Shareholder may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. The Netherlands has such conventions in effect with, among others, the United States, Canada, Switzerland, Japan, and all European Union member states.

        Under the Double Taxation Convention in effect between the Netherlands and the United States (the "U.S./NL Double Taxation Convention"), dividends paid by the Company to a resident of the United States (other than an exempt organization or exempt pension trust) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, unless the Shares held by such resident are attributable to an enterprise or part of an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The U.S./NL Double Taxation Convention provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein, in conjunction with a further agreement between The Netherlands and the U.S. as published on April 20, 2000. Except in the case of exempt organizations, the reduced dividend withholding tax rate can be applied at source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. A Shareholder other than an individual will not be eligible for the benefits of the U.S./NL Double Taxation Convention if such Shareholder does not satisfy one or more of the tests set forth in the limitations on benefits provisions of Article 26 of the U.S./NL Double Taxation Convention.

        A Shareholder (other than an exempt organization) generally may claim the benefits of a reduced withholding tax rate or an exemption from withholding tax pursuant to the U.S./NL Double Taxation Convention by submitting to the dividend disbursing agent a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the Shares are in the bank's custody in the name of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date, the Company can apply the reduced withholding tax rate to the dividend payment. A Shareholder unable to claim withholding tax relief in this manner can generally obtain a refund of excess tax withheld by filing, if a Netherlands dividend disbursing agent paid the dividends with such agent, or otherwise with the proper Netherlands tax authorities, a Form IB 92 USA within three years after the expiration of the calendar year in which the withholding tax was levied and describing the circumstances that prevented claiming withholding tax relief at source.

        For Shares listed on the New York Stock Exchange, a special procedure for withholding tax applies. Holders of such Shares will initially receive dividends subject to a withholding tax rate of 25%. An additional amount equal to 10% (or 25% in case of qualifying U.S. pension funds) of the dividend will be paid to such holder upon receipt within a year after the dividend payment by the dividend disbursing agent of notification that such holders are eligible for the reduced rate under the U.S./NL Double Taxation Convention. The additional payment will also be paid to holders eligible for the reduced rate under another double tax convention concluded with the Netherlands or the Tax Arrangement for the Kingdom of the Netherlands provided that the dividend disbursing agent has attached the relevant form IB 92 to the aforementioned notification.

        Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using the Form IB 95 USA, which form also includes a banker's affidavit.

        Under certain circumstances, the Company will not be required to transfer to the Netherlands tax authorities the full amount of the tax withheld by the Company with respect to dividend distributions made on shares out of dividends received by the Company from foreign affiliates. The amount not transferred to the Netherlands tax authorities cannot exceed 3% of the gross amount of any dividend paid by the Company on the shares.

        Pursuant to legislation concerning so-called dividend stripping no exemption, reduction, credit or refund of Netherlands dividend withholding tax is allowed if the recipient of the dividend is not considered the "beneficial owner" of the dividend. A recipient of a dividend is not considered the beneficial owner of the dividend if such recipient:

  1.
  paid consideration (in cash or in kind) in connection with the dividend distribution; and

  2.
  such payment forms part of a sequence of transactions; and

  3.
  it is likely that:

  (i)
  an individual or company benefited in whole or in part from the dividend, and such individual or company would be entitled to a less favorable exemption, refund or credit of dividend withholding tax than the recipient of the dividend distribution; and

  (ii)
  this individual or company directly or indirectly retains or acquires a position in the shares, profit rights or profit sharing bonds that is comparable with his position in similar shares, profit rights or profit sharing bonds that he had before the sequence of transactions commenced.

        The proposed legislation explicitly states that the term "sequence of transactions" includes the case of a sole acquisition of one or more dividend rights or of the establishment of short-term rights of enjoyment on shares (e.g. usufruct), and the transferor retains the ownership of the shares. If the anti-dividend stripping rules apply, not only the recipient of the dividend cannot claim an exemption, reduction, credit or refund, but the individual or company that can be considered the beneficial owner of the dividend distribution will not be entitled to any refund or credit of dividend withholding tax either, even if such individual or company would have been entitled to such refund or credit of dividend withholding tax, had it received the dividends directly.

2. Taxes on Income and Capital Gains

        A Shareholder will not be subject to Netherlands income tax or corporate income tax in respect of dividend distributions on shares or capital gains realized on the disposal of shares provided that:

  (i)
  such Shareholder is neither a resident nor deemed to be a resident of the Netherlands, nor, if he is an individual, has elected to be taxed as a resident of the Netherlands; and

  (ii)
  such Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are attributable; and

  (iii)
  if such Shareholder is an individual, neither such holder nor any of his spouse, his partner, a person deemed to be his partner, or other persons sharing such person's house or household, or certain other of such persons' relatives (including foster children), has a substantial interest in the Company. For purposes of this clause (iii), a substantial interest is generally not present if a holder does not hold, alone or together with his spouse or partner, whether directly or indirectly, the ownership of, or certain other rights (including rights to acquire shares, whether or not already issued) over, (a) shares representing five per cent. or more of the total issued and outstanding capital (or of the issued and outstanding capital of any class of shares) of the Company, or (b) profit sharing certificates, entitling the holder to five per cent. or more of the profits or of the liquidation distributions of the Company;

  (iv)
  if such Shareholder is a company, such holder does not have a substantial interest in the Company or if such Shareholder does have such a substantial interest, it can be allocated to the Shareholder's business assets. For purpose of this clause (iv), a substantial interest is generally not present if a holder does not hold, whether directly or indirectly, the ownership of, or certain other rights (including rights to acquire shares, whether or not already issued) over, (a) shares representing five per cent. or more of the total issued and outstanding capital (or of the issued and outstanding capital of any class of shares) of the Company, or (b) profit sharing certificates, entitling the holder to five per cent. or more of the profits or of the liquidation distributions of the Company; and

  (v)
  if such Shareholder is an individual, his activities in the Netherlands with respect to the Shares do not exceed normal, active asset management.

        For purposes of Netherlands taxes on income and capital gains an individual who is not resident in the Netherlands and who is not of Netherlands nationality generally will not be deemed to be resident in the Netherlands, provided such person has not been resident in the Netherlands at any time during the previous twelve month period.

3. Gift, Estate and Inheritance Taxes

        No gift, estate or inheritance taxes will arise in the Netherlands with respect to an acquisition of Shares by way of a gift by, or on the death of, a Shareholder who is neither resident nor deemed to be resident in the Netherlands, unless:

  (i)
  such Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are or were attributable; or

  (ii)
  in the case of a gift of Shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

        For purposes of Netherlands gift, estate and inheritance tax, an individual who holds the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

        For purposes of Netherlands gift tax, an individual not holding the Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

        The discussion of certain Netherlands taxes set forth above is included herein for general information only and does not address every potential tax consequence of an investment in the Shares under the laws of the Netherlands. Each investor should consult his or her own tax advisor with respect to the tax consequences of an investment in the Shares.

United States Taxation

        The following discussion addresses the U.S. federal income taxation of a beneficial owner of Shares who is a U.S. Investor (i.e., a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, an estate that is subject to U.S. federal income taxation without regard to the source of its income, or a trust if a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all of the substantial decisions of the trust). The following summary does not address the U.S. tax treatment of certain types of investors (e.g., shareholders that are not U.S. Investors, dealers in securities, financial institutions, life insurance companies, tax-exempt organizations, shareholders whose functional currency is not the US Dollar, and shareholders who directly, indirectly or through certain related persons own 10% or more of the voting stock or nominal paid-in capital of the Company) or the application of other U.S. federal taxes, such as U.S. federal estate tax, or of state or local tax laws.

1.    Taxation of Dividends

        For U.S. federal income tax purposes, a U.S. Investor in the Shares must include in gross income dividends paid by the Company (including The Netherlands taxes withheld therefrom), to the extent paid from the current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. Such dividends generally will be included in income by a U.S. Investor when received, and a U.S. Investor will not be entitled to the dividends received deduction with respect to such dividends. U.S. Investors may deduct any Netherlands withholding tax withheld at the rate provided by the U.S./NL Income Tax Treaty or, subject to certain limitations, elect to claim such withholding taxes as a credit against their U.S. federal income tax liability. Such limitations include limitations that would apply if 50% or more of the Company's Shares were owned by U.S. Investors and ten percent or more of the Company's earnings and profits were from U.S. sources. The dividends generally will be treated as "passive" income (or, in the case of certain U.S. Investors, "financial services income") for foreign tax credit purposes. Subject to certain exceptions for positions that are hedged or held for less than 60 days, dividends received by an individual U.S. Investor after 2002 and before 2009 from a "qualified foreign corporation" are subject to a maximum U.S. federal income tax rate of 15%. A qualified foreign corporation generally includes a corporation, such as the Company, the stock of which is traded on an established securities market.

        Distributions in excess of the current and accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles, will be treated first as nontaxable returns of capital to the extent of such U.S. Investor's adjusted tax basis in the Shares, and any distribution in excess of such basis will constitute gain, which gain will be capital gain if the Shares are held as capital assets. (See discussion of "Capital Gains Rates" below).

        The amount of any distribution in Euros (or another foreign currency) will equal the fair market value in US Dollars of the Euros (or other foreign currency) on the date of receipt. A U.S. Investor will have a basis for U.S. federal income tax purposes in the Euros (or other foreign currency) distributed equal to their dollar value on the date of receipt. Any gain or loss recognized upon a subsequent disposition of Euros (or other foreign currency) will be generally U.S. source ordinary income or loss, but individual U.S. Investors may be entitled to non recognition of any gain realized on the disposition of the Euros (or other foreign currency) under certain circumstances (if the gain so realized does not exceed US$ 200). The amount of any distribution of property other than cash will be equal to its fair market value on the date of distribution.

2.    Sale or Other Disposition of the Shares

        A U.S. Investor will generally recognize a gain or loss for U.S. federal income tax purposes upon the sale or other disposition of the Shares in an amount equal to the difference, if any, between the amount realized and the U.S. Investor's adjusted tax basis in the Shares. Such gain or loss will generally be a capital gain or loss if the Shares were held as a capital asset. (See discussion of "Capital Gains Rates" below). Under most circumstances, any gain or loss from the sale or other disposition of the Shares will be treated as U.S. source income or loss for foreign tax credit purposes.

3.    Capital Gains Rates

        For individual U.S. Investors, the difference between the tax rates applicable to capital gains and ordinary income may be significant. The highest marginal income tax rate currently applicable to ordinary income by an individual U.S. Investor is 35%. Any net capital gain attributable to the sale or exchange of assets held for more than one year recognized by an individual U.S. Investor after May 5, 2003 and before January 1, 2009 generally will be taxed at a maximum rate of 15%. Capital gains attributable to the sale or exchange of capital assets held for one year or less are short-term capital gains, which are taxable at the same rate as ordinary income.

4.    Passive Foreign Investment Company Status

        Special U.S. federal income tax rules apply to U.S. Investors owning capital stock of a Passive Foreign Investment Company ("PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets are considered "passive assets" (generally assets that generate passive income or assets held for the production of passive income). The Company believes that it currently is not a PFIC for U.S. federal income tax purposes and does not anticipate that it will become a PFIC in the future.

        If the Company were classified as a PFIC, a U.S. Investor generally would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Shares or upon receipt of "excess distributions" unless such U.S. Investor elects (i) to be taxed currently on its pro-rata portion of the Company's income, whether or not such income were distributed in the form of dividends or otherwise, or (ii) to mark the Shares to market by accounting for any difference between the Shares' fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income. In addition, if the Company were classified as a PFIC, U.S. Investors would not qualify for the benefit of the reduced U.S. federal tax rate applicable to certain dividends received by individuals, as described above in "Taxation of Dividends".

5.    Backup Withholding and Information Reporting

        In general, information reporting may apply to certain dividends paid on the Shares and to the proceeds of sale of the Shares paid to U.S. Investors other than certain exempt recipients (such as corporations). Backup withholding may apply (currently at the rate of 28%) to such payments if the U.S. Investor fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report in full dividend and interest income. Backup tax withheld is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of U.S. Investors.

F.    Dividends and Paying Agents

        Not Applicable.

G.    Statements by Experts

        Not Applicable.

H.    Documents on Display

        The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith must file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). As a foreign private issuer, the Company is exempt from certain provisions of the Exchange Act including those which prescribe the furnishing and content of proxy statements distributed to security holders and those which relate to reporting and liability for short swing profits by directors, officers and other insiders.

        This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be accessed online on the Commission's website and may be inspected without charge and copied at prescribed rates at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at The Woolworth Building, 233 Broadway, New York, New York 10279, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, such material and other information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The principal documents concerning the Company which are referred to in this annual report may be inspected at the Company's office located at Rembrandt Tower, Amstelplein No. 1, 1096 HA Amsterdam, The Netherlands.

I.    Subsidiary Information

        Not Applicable.

L.    Reconciliation to U.S. GAAP pursuant to Regulation G (17 CFR section 244.100 et seq.)

        The following tables reconcile to U.S. GAAP two measurements used in the Management Discussion and Analysis, "Funds from Operations" and "Revenues in Constant Currency" (pages 52-115 of the 2002 Annual Report):

Funds from Operations (€ million)

	2002	2001	2000
Net income	226.8	312.5	366.9
Depreciation	93.9	77.1	59.8
Amortization	148.5	145.6	103.7
Net loss (gain) on sale and write-down of non-current assets	(0.0)	0.0	(0.2)

Funds from operations	469.2	535.2	530.2

Sales Growth	Growth Constant Currency	Foreign Exchange Impact	Growth Reported
2002
Gucci: retail sales
Europe	(7.4%)	0.5%	(6.9%)
United States	(14.7%)	(1.3%)	(16.0%)
Mainland	(14.1%)	(1.3%)	(15.4%)
Hawaii	(17.4%)	(1.3%)	(18.7%)
Japan	0.3%	(7.6%)	(7.3%)
Rest of Asia	3.7%	(4.1%)	(0.4%)
Taiwan	9.0%	(11.1%)	(2.1%)
South Korea	19.5%	(3.2%)	16.3%

Yves Saint Laurent: retail sales
France	27.2%	(6.8%)	20.4%
United States	107.5%	(2.5%)	105.0%
Total	81.0%	(5.7%)	75.3%
Yves Saint Laurent: product sales
Ready-to-wear	40.2%	(5.0%)	35.2%
Leather goods	288.1%	(19.0%)	269.1%
Shoes	86.2%	(9.6%)	76.6%

YSL Beauté: revenues
Europe	5.9%	0.2%	6.1%
United States	17.2%	(8.8%)	8.4%
Japan	13.8%	(19.5%)	(5.7%)
Non-Japan Asia	16.5%	17.3%	33.8%
Rest of World	7.9%	(4.2%)	3.7%

Total	8.4%	(2.4%)	6.0%
YSL brand fragrance and cosmetics: sales
Men's fragrances	24.8%	(2.1%)	22.7%
Make-up	17.9%	(3.7%)	14.2%
Total	9.9%	(2.4%)	7.5%

Bottega Veneta: revenues	69.1%	(9.0%)	60.1%

4th Quarter 2002
YSL Beauté	15.8%	(3.9%)	11.9%
Bottega Veneta	90.5%	(16.9%)	73.6%

2001
Gucci: retail sales
Europe	10.3%	(15.0%)	(5.3%)
Italy	11.5%	(18.8%)	(7.3%)
France	7.6%	(18.4%)	(10.8%)
UK	0.4%	(4.5%)	(4.1%)
United States	(15.2%)	2.5%	(12.7%)
Mainland	(12.3%)	2.7%	(9.6%)
Hawaii	(25.5%)	2.2%	(23.3%)
Japan	24.4%	(4.1%)	20.3%
Rest of Asia	18.6%	(0.5%)	18.1%
Hong Kong	15.7%	3.3%	19.0%
South Korea	39.7%	(12.6%)	27.1%
Gucci T imepiece Distribution	(7.3%)	0.0%	(7.3%)

YSL Beauté: revenues
Europe	(1.6%)	(3.8%)	(5.4%)
United States	(25.2%)	2.7%	(22.5%)
Japan	(5.7%)	0.3%	(5.4%)
Non-Japan Asia	(21.2%)	(10.1%)	(31.3%)
Rest of World	(20.2%)	(1.2%)	(21.4%)

Total	(9.4%)	(1.8%)	(11.2%)
YSL brand fragrance and cosmetics: sales Skincare	0.5%	(3.8%)	(3.3%)
Make-up	8.9%	(3.4%)	5.5%

Total	(7.7%)	(2.5%)	(10.2%)
Roger & Gallet	2.1%	(2.5%)	(0.4%)
Fragrances under license	(17.0%)	(1.0%)	(18.0%)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Interest Rate Risk

        The Company's substantial cash as well as debt position make it subject to interest rate risk.

        Cash:    Cash and cash equivalents amounted to: € 2,723.4 million on April 30, 2003; € 2,934.5 million on January 31, 2003; and € 2,964.9 million on January 31, 2002. Cash equivalents include short-term deposits and asset management accounts. As at January 31, 2003 € 1,870.8 million (€ 1,993.4 million as at January 31, 2002) was held in third party asset management accounts and invested in securities and money market instruments issued by reputable entities with acceptable credit quality. As of January 31, 2003, each managed portfolio had an overall rating of at least AA, and an adequate level of diversification (Company guidelines for third party asset managers state that no issue should exceed 10% of a portfolio and a portfolio should not purchase more than 10% of any issue). While a substantial liquid position remains on the Group's balance sheet, management will continue to seek to maximize after tax cash yield through an efficient fiscal structure, while minimizing the risk profile of the investments. The yield on cash under management was 3.2% (3.0% net of tax) in 2002, 4.4% (4.2% net of tax) in 2001 and 6.9% (6.6% net of tax) in 2000.

        Debt:    Long term debt, excluding capital leases, amounted to: € 1,170.2 million on April 30, 2003; € 1,102.8 million on January 31, 2003; and € 803.7 million on January 31, 2002. The carrying value of long term liabilities approximates the fair value. As of January 31, 2003, approximately 75% of the Company's long-term loans was subject to floating rate interest payments, the bulk of which was Euro and US Dollar denominated. If interest rates rise, particularly Euro and US Dollar rates, the Group will be subject to higher interest expense.

Long Term Liabilities on January 31, 2003 (€ million)

	2004	2005	2006	2007	Beyond	Total
Fixed
Japanese Yen	109.6	15.5	37.3	102.5	2.6	267.5
Total	109.6	15.5	37.3	102.5	2.6	267.5

Floating
US$	—	226.5	—	—	—	226.5
Euro	2.6	272.1	137.0	1.4	—	413.1
Swiss Franc	1.5	91.4	1.1	1.1	17.9	113.0
English Pound	1.6	1.6	1.6	1.6	13.6	20.0
Japanese Yen	5.4	20.9	32.5	—	—	58.8
Total	11.1	612.5	172.2	4.1	31.5	831.4

Total	120.7	628.0	209.5	106.6	34.1	1,098.9	(1)

(1)
Does not include € 3.8 million of other long-term liabilities.

        Given the Company's substantial net cash position, an environment of falling interest rates reduces the Group's net interest income, while an environment of rising interest rates increases the Group's net interest income. The Company has no material interest rate derivative instruments in place to hedge against fluctuations in short or long term interest rates. The only two interest rate derivatives the Company has are:

        A swap of fixed for variable interest in relation to the € 135.0 million financing due in 2006. Under the terms of the swap, the Company receives a fixed rate of 3.94% (equal to the fixed rate contractually payable under the loan) and pays a variable rate equal to three month EURIBOR minus 64 basis points.

        A swap of variable for fixed interest in relation to a Yen 9 billion financing due in 2007. Under the terms of the swap, the Company pays a fixed rate of 0.32% and receives a variable rate three month Yen LIBOR.

        After the planned return of capital to Shareholders for an amount of approximately € 1,345 million on October 2, 2003 (see Item 8.B "Significant Changes"), management expects the Company to have a modest net debt position, which it believes will diminish to zero in the subsequent months with positive cash flow. The Company's expected net debt position in the short term implies that increases in prevailing interest rates could decrease the Company's net interest income and, accordingly, earnings.

B. Foreign Currency Exchange Risk

        Starting February 1, 2002, the Group began reporting its financial performance in Euros. Management based its decision to change the Company's reporting currency to the Euro from the US Dollar on several considerations, including:

  —
  the adoption of the Euro in January 2002 as the legal tender currency in twelve European Union member states (including Italy and France, the countries in which most of the Group's products are produced); and

  —
  the increase in the proportion of the Group's revenues and expenses denominated in the Euro resulting from acquisitions made in 1999, 2000 and 2001.

        Management believes that the change in the reporting currency to the Euro mitigates foreign exchange risk on the Company's gross margin and generally reduces gross margin volatility. Management also believes that Euro reporting simplifies foreign exchange hedging, notwithstanding the Group's need to hedge non Euro-denominated revenues and expenses, principally those denominated in US Dollars, Japanese Yen, Swiss Francs and British Pounds.

        Management believes that a retrospective application of the change of the reporting currency would cause an unfair and misleading presentation of prior years' financial statements. Accordingly, no adjustments relating to prior periods have been made either to the opening balance of retained earnings or in reporting the net profit or loss for the prior periods because existing balances were recast.

        The Group generates a substantial proportion of its revenues in the Euro, the US Dollar or related currencies, and the Japanese Yen. The Group's costs are denominated in numerous currencies, a high proportion of which is the Euro.

Revenues by currency (€ million)

	1Q 2003%		2002	%	2001	%	2000	%
Euro	220.2	38.8%	883.3	34.7%	837.6	32.7%	813.0	33.0%
US Dollar & related	154.6	27.3%	790.8	31.1%	824.2	32.1%	872.4	35.4%
Japanese Yen	115.8	20.4%	496.0	19.5%	510.8	19.9%	423.1	17.2%
Other	76.5	13.5%	374.2	14.7%	392.5	15.3%	352.8	14.4%

Total	567.1	100.0%	2,544.3	100.0%	2,565.1	100.0%	2,461.3	100.0%

        Given the Euro as the Group's reporting currency as of February 1, 2002, and on the basis of current and planned revenue and expense relationships:

  —
  appreciation of the Euro has an adverse effect on revenues and operating profit; and

  —
  depreciation of the Euro has a positive effect on revenues and operating profit.

        In the latter part of 2002 the Company was involved in hedging transactions designed to reduce the short-term impact of currency fluctuations on operating profit resulting from fluctuations in the relationship between the Euro and the other main currencies in which revenues and expenses are denominated, with particular focus on the Japanese Yen and the US Dollar. The hedging transactions normally relate to a period not exceeding two years and are designed to limit the effect of exchange fluctuations in the period starting when the Company fixes prices for a season and takes orders for the related products and ending when the related sales are completed.

The notional values of the contracts outstanding at January 31, 2003 and 2002 are the following (€ million)

January 31, 2003	Forward	Combination options	Total
US Dollars	152.9	543.1	696.0
Japanese Yen	145.5	526.1	671.6
British Pound	150.0	—	150.0
Hong Kong Dollars	94.5	—	94.5
Korean Won	4.1	—	4.1

Total	547.0	1,069.2	1,616.2

January 31, 2002	Forward	Combination options	Total
US Dollars	187.5	268.3	455.8
Japanese Yen	184.3	388.6	572.9
British Pound	65.3	—	65.3
Hong Kong Dollars	53.7	—	53.7
Korean Won	17.9	—	17.9

Total	508.7	656.9	1,165.6

        Management estimated that for 2002 had there been an adverse change in foreign currencies in 2002 defined as a devaluation of the Japanese Yen and the US Dollar of 10% compared to the Euro, the Company's net income after tax would have:

  decreased by approximately € 90.2 million, excluding the effect of actual hedging transactions which were in place during the year, and increased by approximately € 6.8 million, net of the effect of such hedging transactions.

C. Commodity Price Risk

        The Group does not purchase raw materials on futures markets. In order to ensure the availability of production capacity, the Group enters into agreements with certain unrelated suppliers of leather good products. These agreements include minimum supply commitments over periods up to three years. The total amount of the future commitments related to these agreements at January 31, 2003 was as follows:

Guaranteed Future Commitments (€ million)

2003	2004	2005	Beyond	Total
72.9	54.1	6.0	1.5	134.5

D. Equity Market Risk

        The Gucci Group has no material equity investment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

(a)
The Company's principal executive officer or officers and principal financial officer or officers have concluded that the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) are effective based on their evaluation the controls and procedures as of a date within 90 days prior to the filing date of the report.

(b)
There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. NOT APPLICABLE

PART III

ITEM 17. FINANCIAL STATEMENTS

        Not Applicable.

ITEM 18. FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of all financial statements filed as part of this annual report (or incorporated by reference herein).

ITEM 19. EXHIBITS

(a)
Financial Statements

        The financial statements, including the notes thereto, listed in the index below and included in the Company's 2002 Annual Report to Shareholders, which is an exhibit hereto, are hereby incorporated herein by this reference. With the exception of the pages listed below and the items specifically referred to in this Form 20-F, the Company's 2002 Annual Report to Shareholders is not to be deemed filed as part of this annual report on Form 20-F.

Reference Page
	Form 20-F	2002 Annual Report
Consolidated Statements of Income (Years ended January 31, 2003, 2002 and 2001)		116
Consolidated Balance Sheets (as of January 31, 2003 and 2002)		117
Consolidated Statements of Cash Flows (Years ended January 31, 2003, 2002 and 2001)		118-119
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Years ended January 31, 2003, 2002 and 2001)		120-121
Notes to the Consolidated Financial Statements (Years ended Jan. 31, 2003, 2002 and 2001)		122-196
Supplementary Information		197
Report of Independent Public Accountants (as to the Consolidated Financial Statements)		198-199
Report of Independent Public Accountants (as to Schedule II)	F-1
Consent of Independent Public Accountants	F-2
(b)
Exhibits

Description	Exhibit Number
Unofficial Translation of the Deed of Amendment of the Articles of Association of the Company.	1.1
Settlement and Stock Purchase Agreement, dated as of September 9, 2001, among PPR, LVMH and the Company (Incorporated by Reference to the Registrant's Form 6-K filed on September 12, 2001).	2.1
Amended and Restated Strategic Investment Agreement, dated as of September 9, 2001, among PPR, Marothi and the Company (Incorporated by Reference to the Registrant's Form 6-K filed on September 12, 2001).	2.2
Multicurrency Revolving Credit Facility Agreement (Incorporated by Reference to the Registrant's Annual Report on Form 20-F filed on July 30, 2001).	4.1
Subsidiary List (see p. 177 of Exhibit 12.1)	8.1
Annual Report 2002 (Incorporated by Reference to the Registrant's Form 6-K filed on June 19, 2003	12.1
Schedule II, Gucci Group Valuation and Qualifying Accounts	12.2
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CEO	12.3
Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—CFO	12.4
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—CEO and CFO	12.5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GUCCI GROUP N.V.
(Registrant)
By:	/s/ ROBERT SINGER
Name:	Robert S. Singer,
Title:	Executive Vice President and Chief Financial Officer
Dated: July 31, 2003

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL
STATEMENTS SCHEDULE II

To the Supervisory Board, of Gucci Group NV

        Our audits of the consolidated financial statements referred to in our report dated May 30, 2003 appearing in the Annual Report to Shareholders of Gucci Group NV, (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statements schedule II listed in Exhibit 12.2 of the Form 20-F. In our opinion, this financial statements schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Amsterdam, The Netherlands
May 30, 2003

        PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl.

F-1

CONSENT OF INDEPENDENT ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-102729, 333-14064, 333-5318, 33-98638, 333-7352, 333-9718, 333-2046 and 333-12598) of Gucci Group N.V. of our report dated May 30, 2003 relating to the financial statements of Gucci Group N.V., which appears in the Audited Consolidated Financial Statements in the 2002 Annual Report, which is incorporated by reference in this Annual Report on Form 20-F. We also consent to the incorporation by reference of our report dated May 30, 2003 relating to the financial statements schedules, which appears in this Form 20-F.

Amsterdam, The Netherlands
July 31, 2003

        PricewaterhouseCoopers is the trade name of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Trade Register under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Trade Register under number 34180284), PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Trade Register under number 34180287) and PricewaterhouseCoopers B.V. (registered with the Trade Register under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl.

F-2

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Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands (Address of principal executive offices)
TABLE OF CONTENTS
Table of Contents (Continued)
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
PART III
SIGNATURES
REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENTS SCHEDULE II
CONSENT OF INDEPENDENT ACCOUNTANTS